#12

[redacted]

0B001644

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polski Koncern Naftowy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 04 2008
THOMSON FINANCIAL

FILE NO. 82- 05036 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/3/08

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

AA/S
12-31-07

Condensed consolidated financial statements for the periods of 12 and 3 months ended 31 December 2007

Prepared in accordance with International Financial Reporting Standards

PKN ORLEN SA
SEC File
82-5036

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr IV quarter / 2007

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the fourth quarter of the reporting year 2007, that is for the period from 1 October 2007 to 31 December 2007 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 29 February 2008
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	***CHEMICAL (che)***
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	*PŁOCK*
(zip code)	(location)
CHEMIKÓW	*7*
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(Entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	4 quarters (cumulative data) period from 1.01.2007 to 31.12.2007	4 quarters (cumulative data) period from 1.01.2006 to 31.12.2006	4 quarters (cumulative data) period from 1.01.2007 to 31.12.2007	4 quarters (cumulative data) period from 1.01.2006 to 31.12.2006
Data in respect of consolidated financial statement				
I. Total sales revenues	63 792 983	52 867 189	16 890 750	13 997 879
II. Profit from operations	2 620 739	2 576 607	693 905	682 220
III. Profit before tax	2 892 680	2 729 347	765 908	722 661
IV. Net profit attributable to equity holders of the parent	2 322 609	1 985 966	614 967	525 833
V. Net profit	2 392 272	2 060 198	633 412	545 488
VI. Net cash provided by operating activities	1 965 016	3 693 169	520 287	977 862
VII. Net cash (used in) investing activities	(2 845 058)	(6 746 198)	(753 299)	(1 786 221)
VIII. Net cash provided by financing activities	27 039	4 277 568	7 159	1 132 591
IX. Net change in cash and cash equivalents	(853 003)	1 224 559	(225 853)	324 232
	as of 31 December 2007	as of 31 December 2006	as of 31 December 2007	as of 31 December 2006
X. Non-current assets	26 789 877	27 660 796	7 479 028	7 722 166
XI. Current assets	19 363 511	17 758 288	5 405 782	4 957 645
XII. Total Assets	46 153 388	45 419 084	12 884 810	12 679 811
XIII. Long-term liabilities	11 055 734	8 958 143	3 086 470	2 500 877
XIV. Short-term liabilities	12 559 913	14 878 378	3 506 397	4 153 651
XV. Equity	22 537 741	21 582 563	6 291 943	6 025 283
XVI. Share capital *	1 057 635	1 057 635	295 264	295 264
XVII. Equity attributable to equity holders of the parent	19 897 642	18 850 940	5 554 897	5 262 686
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value and diluted book value per share (in PLN/EUR)	52.69	50.46	14.71	14.09

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	4 quarters (cumulative data) period from 1.01.2007 to 31.12.2007	4 quarters (cumulative data) period from 1.01.2006 to 31.12.2006	4 quarters (cumulative data) period from 1.01.2007 to 31.12.2007	4 quarters (cumulative data) period from 1.01.2006 to 31.12.2006
Data in respect of condensed financial statement				
I. Total sales revenues	42 703 668	33 501 034	11 306 839	8 870 217
II. Profit from operations	2 093 194	2 001 006	554 224	529 815
III. Profit before tax	3 257 469	2 602 229	862 494	689 004
IV. Net profit	2 759 859	2 199 876	730 740	582 471
V. Net cash provided by operating activities	847 144	1 859 752	224 302	492 415
VI. Net cash used in investing activities	(1 423 667)	(6 945 423)	(376 951)	(1 838 970)
VII. Net cash provided by financing activities	435 476	5 109 647	115 303	1 352 903
VIII. Net change in cash and cash equivalents	(141 047)	23 976	(37 346)	6 348
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	6,45	5,14	1,71	1,36
	as of 31 December 2007	as of 31 December 2006	as of 31 December 2007	as of 31 December 2006
X. Non-current assets	19 958 199	18 996 554	5 571 803	5 303 337
XI. Current assets	12 007 455	8 474 447	3 352 162	2 365 842
XII. Total assets	31 965 654	27 471 001	8 923 968	7 669 180
XIII. Long-term liabilities	7 285 014	4 249 852	2 033 784	1 186 447
XIV. Short-term liabilities	6 847 058	8 211 563	1 911 518	2 292 452
XV. Equity	17 833 582	15 009 586	4 978 666	4 190 281
XV. Share capital *	1 057 635	1 057 635	295 264	295 264
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	41.70	35.09	11.64	9.80

* Share capital after revaluation in accordance with IAS 29

The above data for the four quarters of 2007 and 2006 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2007 - 3.5820 PLN / EUR;
- specific items of income statement and statement of cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2007) – 3.7768 PLN / EUR.

CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	31 December 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	24 835 060	25 199 681
Intangible assets	530 970	619 783
Goodwill	140 418	143 704
Long-term financial assets	62 322	570 932
Investments in associates	700 331	716 303
Loans granted	18 194	5 272
Deferred tax assets	231 064	165 928
Investment property	69 076	34 925
Perpetual usufruct of land	91 430	87 722
Other non-current assets	111 012	116 548
Total non-current assets	**26 789 877**	**27 660 798**
Current assets		
Inventory	10 365 409	7 398 856
Trade and other receivables	6 881 575	6 293 672
Income tax receivable	111 328	253 041
Short-term financial assets	167 957	309 431
Short-term prepayments	146 879	121 358
Cash and cash equivalents	1 498 232	2 351 320
Non-current assets clasiffied as held for sale	192 131	1 030 608
Total current assets	**19 363 511**	**17 758 286**
Total assets	**46 153 388**	**45 419 084**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**83 302**	**8 506**
Foreign exchange differences on subsidiaries from consolidation	**(1 329 361)**	**22 003**
Retained earnings:	**18 858 813**	**16 535 543**
Net profit atributable to equity holders of the parent	2 322 609	1 985 066
Total equity (attributed to equity holders of the parent)	**19 897 642**	**18 850 940**
Minority interest	2 640 099	2 731 623
Total equity	**22 537 741**	**21 582 563**
Long-term liabilities		
Interest-bearing loans and borrowings	8 602 721	6 211 193
Provisions	799 266	814 192
Deferred tax liabilities	1 513 167	1 765 761
Other long-term liabilities	140 580	166 997
Total long-term liabilities	**11 055 734**	**8 958 143**
Short-term liabilities		
Trade and other liabilities and accrued expenses	9 182 892	8 221 395
Provisions	723 152	734 027
Income tax liability	39 389	106 261
Interest-bearing loans and borrowings	1 719 223	4 277 912
Deferred income	46 714	27 060
Other short-term financial liabilities	848 543	1 315 767
Liabilities related to non-current assets classified as held for sale	-	195 956
Total short-term liabilities	**12 559 913**	**14 878 378**
Total liabilities and shareholders' equity	**46 153 388**	**45 419 084**

* Share capital after revaluation in accordance with IAS 29

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006
Operating activities		
Net sale revenues		
Sales of finished goods	60 524 829	50 238 678
Excise tax and other charges	(15 044 496)	(12 554 513)
Revenues from sale of finished goods, net	45 480 333	37 684 165
Sales of merchandise and raw materials	21 041 337	16 684 680
Excise tax and other charges	(2 728 687)	(1 501 656)
Revenues from sale of merchandise and raw materials, net	18 312 650	15 183 024
Total sales revenues	**63 792 983**	**52 867 189**
Cost of finished goods sold	(39 225 289)	(32 160 515)
Cost of merchandise and raw materials sold	(16 867 030)	(13 711 215)
Cost of finished goods, merchandise and raw materials sold	(56 092 319)	(45 871 730)
Gross profit on sales	**7 700 664**	**6 995 459**
Distribution expenses	(3 192 372)	(2 641 239)
General and administrative expenses	(1 649 243)	(1 170 927)
Other operating revenues	527 167	612 956
Other operating expenses	(765 477)	(1 221 477)
Profit on the sale of all or part of shares of related parties	-	1 335
Profit from operations *	**2 620 739**	**2 576 607**
Financial revenues	1 054 806	602 877
Financial expenses **	(1 050 246)	(670 838)
Net financial revenues and expenses	**4 560**	**(67 961)**
Share in profit from investments accounted for under equity method ***	267 381	220 701
Profit before tax	**2 892 680**	**2 729 347**
Income tax expense	(500 408)	(669 149)
Net profit	**2 392 272**	**2 060 198**
Incl.		
Minority interest	69 663	74 232
Net profit attributable to equity holders of the parent	**2 322 609**	**1 985 966**

* Profit from operations for the 12-month period ended 31 December 2006 presented in the financial statements for 4 quarters 2006 in the amount of PLN 2,917,738 thousand was adjusted mainly by the impairment of goodwill in Mazeikiu in the amount of PLN 305,105 thousand. Detailed information in note 37 a 5 published in the financial statements for the year 2006.

** in the 12-month period ended 31 December 2007 amount of PLN 338,084 thousand constitutes an impairment allowance of entities Agrobohemie a.s. i Synthesia a.s. Detailed information in note VII 3 i

*** including share in Polkomtel S.A. profit of PLN 266,076 thousand in the 12-month period ended 31 December 2007 and PLN 219,929 thousand in the 12-month period ended 31 December 2006

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 3 months ended 31 December 2007 (unaudited)	for 3 months ended 31 December 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	14 578 013	11 938 725
Excise tax and other charges	(3 844 518)	(3 111 747)
Revenues from sale of finished goods, net	10 733 495	8 826 978
Sales of merchandise and raw materials	6 950 004	4 799 773
Excise tax and other charges	(781 573)	(513 825)
Revenues from sale of merchandise and raw materials, net	6 168 431	4 285 948
Total sales revenues	**16 901 926**	**13 112 926**
Cost of finished goods sold	(9 493 666)	(7 717 996)
Cost of merchandise and raw materials sold	(5 870 977)	(3 830 880)
Cost of finished goods, merchandise and raw materials sold	(15 364 643)	(11 548 876)
Gross profit on sales	**1 537 283**	**1 564 050**
Distribution expenses	(885 123)	(751 417)
General and administrative expenses	(541 233)	(370 801)
Other operating revenues	226 899	238 510
Other operating expenses	(217 388)	(848 458)
Profit on the sale of all or part of shares of related parties	-	90
Profit from operations *	**120 438**	**(168 026)**
Financial revenues	580 575	179 832
Financial expenses	(141 839)	(248 754)
Net financial revenues and expenses	**438 736**	**(68 922)**
Share in profit from investments accounted for under equity method **	67 887	55 695
Profit/(Loss) before tax	**627 061**	**(181 253)**
Income tax expense	(70 620)	(88 187)
Net profit/(loss)	**556 441**	**(269 440)**
incl.		
Minority interest	(44 462)	(71 608)
Net profit/(loss) attributable to equity holders of the parent	**600 903**	**(197 832)**

* Proft from operations for the 3-month period ended 31 December 2006 presented in the financial statements for the 4th quarter 2006 in the amount of PLN 173,105 thousand was adjusted mainly by the impairment of goodwill in Mazeikiu in the amount of PLN 305,105 thousand. Detailed information in note 37 a 5 published in the financial statement for the year 2006.

** including share in Polkomtel S.A. profit of PLN 66,790 thousand in the 3-month period ended 31 December 2007 and PLN 55,854 thousand in the 3-month period ended 31 December 2006

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006
Cash flows - operating activities		
Net profit	2 392 272	2 060 198
Adjustments for:		
Share in profit from investments accounted for under equity method	(267 381)	(220 701)
Depreciation	2 418 354	2 108 127
(Loss)/Profit from exchange rate differences, net	(555 380)	17 285
Interest and dividends, net	456 321	190 981
Profit/(Loss) on investing activities	515 539	(125 696)
(Increase) in receivables	(626 627)	(837 741)
(Increase) in inventories	(3 235 358)	(312 738)
Increase in liabilities and accrued expenses	1 036 842	657 719
(Decrease) in provisions	(41 869)	(33 003)
Income tax expense	500 408	669 149
Income tax paid	(607 111)	(781 969)
Other	(20 994)	306 578
Net cash provided by operating activities	**1 965 016**	**3 693 189**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(3 693 623)	(1 924 642)
Proceeds from the sale of property, plant and equipment and intangible assets	108 268	269 546
Proceeds from the sale of other shares *	783 767	145 147
Acquisition of shares **	(539 529)	(5 836 507)
Acquisition of short-term securities	-	(338 922)
Proceeds from the sale of short-term securities	245 301	438 882
Interest and dividends received	302 808	533 215
Loans repaid	5 608	4 172
Other	(57 658)	(40 089)
Net cash used in investing activities	**(2 845 058)**	**(6 746 198)**
Cash flow - financing activities		
Proceeds from long-term and short-term borrowings and loans	9 512 798	9 604 293
Debt securitities issued	1 096 325	-
Repayment of long-term and short-term borrowings and loans	(9 852 372)	(5 098 967)
Repurchase of debt securities	(88 843)	-
Interest paid	(609 184)	(204 369)
Other	(31 685)	(23 389)
Net cash provided by financing activities	**27 039**	**4 277 568**
Net change in cash and cash equivalents	**(853 003)**	**1 224 559**
Effect of exchange rate changes	(85)	(42)
Cash and cash equivalents, beginning of the period	**2 351 320**	**1 126 803**
Cash and cash equivalents, end of the period	**1 498 232**	**2 351 320**
incl. cash and cash equivalents not available for use	105 000	69 440

* including in the 12-month period ended 31 December 2007 sale of shares in Kauck of PLN 753,713 thousand

** including in the 12-month period ended 31 December 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 482,003 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**
Net profit	-	-	-	-	-	-	2 322 609	69 663	2 392 272
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	113 152	-	-	-	113 152
Deferred tax on increase in cash flow hedge accounting due to valuation of intruments	-	-	-	-	(21 499)	-	-	-	(21 499)
Increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	7 442	-	-	-	7 442
Deferred tax on increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(1 413)	-	-	-	(1 413)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(28 208)	-	-	-	(28 208)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 322	-	-	-	5 322
Change of minority interest	-	-	-	-	-	-	5 798	(48 414)	(42 616)
Minority interest in dividend paid	-	-	-	-	-	-	-	(51 703)	(51 703)
Foreign exchange differences on consolidation	-	-	-	-	-	(1 351 364)	-	(75 651)	(1 427 015)
Valuation of non-realised purchase option of Spolana a.s. shares held by minority	-	-	-	-	-	-	(5 137)	14 581	9 444
31 December 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**83 302**	**(1 329 361)**	**18 858 813**	**2 640 099**	**22 537 741**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**
Net profit	-	-	-	-	-	-	1 985 966	74 232	2 060 198
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	28 945	-	-	-	28 945
Deferred tax on increase in cash flow hedge accounting due to valuation of intruments	-	-	-	-	(5 498)	-	-	-	(5 498)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(89 151)	-	-	-	(89 151)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	16 876	-	-	-	16 876
Change of minority interest	-	-	-	-	-	-	63 267	(85 736)	(22 469)
Foreign exchange differences on consolidation	-	-	-	-	-	178 017	-	103 860	281 877
Other	-	-	-	-	-	-	681	(1 885)	(1 204)
31 December 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 12 months ended 31 December 2007 and 31 December 2006

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006
Net increase in valuation of financial hedging instruments	91 653	23 447
Foreign exchange differences on subsidiaries from consolidation *	(1 427 015)	281 877
Other	9 444	(1 204)
Profit/(loss) recognized directly in equity	(1 325 918)	304 120
Net profit for the period	2 392 272	2 060 198
Profit recognized in current period and in equity, total	**1 066 354**	**2 364 318**

* including in the 12-month period ended 31 December 2007 foreign exchange differences on subsidiaries from consolidation relating mainly to valuation of Mazeikiu equity in the amount of PLN 1,192,870 thousand resulting from the decrease of exchange rate of USD against PLN from 2.9105 as of 31 December 2006 to 2.6647 as of 31 December 2007

(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	31 December 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	8 472 139	8 001 116
Intangible assets	58 592	42 806
Long-term financial investments	32 796	32 652
Investment in associates	11 252 587	10 791 463
Loans granted	47 000	5 589
Perpetual usufruct of land	78 659	75 948
Other non-current assets	16 426	46 980
Total non-current assets	**19 958 199**	**18 996 554**
Current assets		
Inventory	6 753 486	4 515 736
Trade and other receivables	4 746 410	3 475 623
Income tax receivable	72 522	55 394
Short-term financial assets	199 798	55 446
Loans granted	5 461	3 387
Short-term prepayments	57 486	55 396
Cash and cash equivalents	166 142	307 315
Non-current assets classified as held for sale	6 150	6 150
Total current assets	**12 007 455**	**8 474 447**
Total assets	**31 965 654**	**27 471 001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**87 584**	**23 447**
Retained earnings:	**15 461 110**	**12 701 251**
incl. net profit	2 759 859	2 199 876
Total equity	**17 833 582**	**15 009 586**
Long-term liabilities		
Interest-bearing loans and borrowings	6 500 200	3 495 630
Provisions	453 971	475 737
Deferred tax liabilities	291 297	228 199
Other long-term liabilities	39 546	50 286
Total long-term liabilities	**7 285 014**	**4 249 852**
Short-term liabilities		
Trade and other liabilities and accrued expenses	5 788 892	4 457 301
Provisions	596 254	604 812
Interest-bearing loans and borrowings	440 262	3 139 842
Deferred income	985	1 081
Other short-term financial liabilities	20 665	8 527
Total short-term liabilities	**6 847 058**	**8 211 563**
Total liabilities and shareholders' equity	**31 965 654**	**27 471 001**

* Share capital after revaluation in accordance with IAS 29

UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006
Operating activities		
Net sale revenues		
Sales of finished goods	35 782 667	33 841 496
Excise tax and other charges	(11 133 630)	(9 450 413)
Revenues from sale of finished goods, net	24 649 037	24 391 083
Sales of merchandise and raw materials	19 675 131	9 888 116
Excise tax and other charges	(1 620 500)	(778 165)
Revenues from sale of merchandise and raw materials, net	18 054 631	9 109 951
Total sales revenues	**42 703 668**	**33 501 034**
Cost of finished goods sold	(20 812 723)	(20 883 850)
Cost of merchandise and raw materials sold	(17 327 593)	(8 558 853)
Cost of finished goods, merchandise and raw materials sold	(38 140 316)	(29 442 703)
Gross profit on sales	**4 563 352**	**4 058 331**
Distribution expenses	(1 686 709)	(1 457 965)
General and administrative expenses	(691 039)	(549 174)
Other operating revenues	192 224	253 560
Other operating expenses	(284 634)	(303 746)
Profit from operations	**2 093 194**	**2 001 006**
Financial revenues *	1 543 086	891 903
Financial expenses	(378 811)	(290 680)
Net financial revenues and expenses	**1 164 275**	**601 223**
Profit before tax	**3 257 469**	**2 602 229**
Income tax expense	(497 610)	(402 353)
Net profit	**2 759 859**	**2 199 876**
Basic and diluted earnings per share (per share in Polish Zloty) **	**6.45**	**5.14**

* including dividend from Polkomtel S.A. of PLN 264,220 thousand in the 12-month period ended 31 December 2007 and PLN 461,270 thousand in the 12-month period ended 31 December 2006
** in the 12-month period ended 31 December 2007 and 31 December 2006 there were no additional share issues

UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 3 months ended 31 December 2007 (unaudited)	for 3 months ended 31 December 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	9 700 094	8 079 036
Excise tax and other charges	(2 876 545)	(2 312 460)
Revenues from sale of finished goods, net	6 823 549	5 766 576
Sales of merchandise and raw materials	5 484 196	2 933 021
Excise tax and other charges	(382 774)	(317 059)
Revenues from sale of merchandise and raw materials, net	5 101 422	2 615 962
Total sales revenues	**11 924 971**	**8 382 538**
Cost of finished goods sold	(5 833 905)	(5 189 778)
Cost of merchandise and raw materials sold	(4 888 513)	(2 441 560)
Cost of finished goods, merchandise and raw materials sold	(10 722 418)	(7 631 338)
Gross profit on sales	**1 202 553**	**751 200**
Distribution expenses	(522 285)	(429 599)
General and administrative expenses	(252 429)	(179 875)
Other operating revenues	80 715	146 745
Other operating expenses	(74 107)	(93 898)
Profit from operations	**434 447**	**194 573**
Financial revenues	598 717	156 467
Financial expenses	(37 818)	(178 943)
Net financial revenues and expenses	**560 899**	**(22 476)**
Profit before tax	**995 346**	**172 097**
Income tax expense	(174 371)	(40 229)
Net profit	**820 975**	**131 868**

UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006
Cash flows - operating activities		
Net profit	**2 759 859**	**2 199 876**
Adjustments for:		
Depreciation	898 116	901 548
(Loss)/Profit from exchange rate differences, net	(427 599)	8 626
Interest and dividents, net	(418 463)	(505 394)
Loss on investing activities	42 411	13 224
(Increase) in receivables	(939 326)	(948 316)
(Increase) in inventories	(2 237 750)	(494 673)
Increase in liabilities and accrued expenses	1 182 854	907 731
(Decrease) in provisions	(45 367)	(86 123)
Income tax expense	497 610	402 353
Income tax paid	(451 640)	(530 945)
Other	(13 561)	(8 155)
Net cash provided by operating activities	**847 144**	**1 859 752**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 609 725)	(1 115 272)
Proceeds from the sale of property, plant and equipment	28 130	54 829
Proceeds from the sale of subsidiaries	24 575	22 599
Proceeds from the sale of shares in AWSA Holland	-	73 007
Acquisition of shares **	(498 702)	(6 839 951)
Acquisition of short-term securities	(25 000)	-
Interest and dividends received	712 059	603 521
Loans granted to related parties	(47 000)	(7 232)
Proceeds from repayment of loans granted to related parties	1 443	875
Proceeds from the acquisition of liabilities of the Unipetrol a.s. Group	36 951	280 734
Other	(46 398)	1 667
Net cash used in investing activities	**(1 423 667)**	**(6 945 423)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	5 730 871	6 644 367
Debt securities issued	1 325 175	-
Repayment of long and short-term borrowings and loans	(6 080 651)	(1 466 567)
Repurchase of debt securities	(223 913)	-
Interest paid	(315 888)	(56 263)
Payments due to finance lease liabilities	(118)	(11 890)
Net cash provided by financing activities	**435 476**	**5 109 647**
Net change in cash and cash equivalents	**(141 047)**	**23 976**
Effect of exchange rate changes	(126)	(170)
Cash and cash equivalents, beginning of the period	**307 315**	**283 509**
Cash and cash equivalents, end of period	**166 142**	**307 315**
incl. cash and cash equivalents not available for use	-	3 000

* including dividend from Polkomtel S.A. of PLN 264,220 thousand in the 12-month period ended 31 December 2007 and PLN 461,270 thousand in the 12-month period ended 31 December 2006

** including in the 12-month period ended 31 December 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 482,003 thousand

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENTS OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	2 759 859	2 759 859
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	108 125	-	108 125
Deferred tax on increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(20 543)	-	(20 543)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(28 945)	-	(28 945)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 500	-	5 500
31 December 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 584**	**15 461 110**	**17 833 582**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	2 199 876	2 199 876
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	28 945	-	28 945
Deferred tax on increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(5 498)	-	(5 498)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(96 840)	-	(96 840)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	18 400	-	18 400
31 December 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in unconsolidated equity regarding 12 months ended 31 December 2007 and 31 December 2006

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006
Increase in valuation of financial hedge instruments, net *	87 582	23 447
Profit recognized directly in equity	87 582	23 447
Profit for the period	2 759 859	2 199 876
Profit recognized in current period and in equity, total	**2 847 441**	**2 223 323**

*including financial instruments hedging sales of petrochemical, refinery products, purchases of crude oil and PLN swap hedging interest payments relating to issue of PLN denominated bonds.

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company","PKN ORLEN" ,"Parent", "Issuer") seated in Płock, 7 Chemików Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of wide variety of refinery, petrochemical and chemical products as well as their transport, retail and wholesale.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 11 February 2008 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury owned 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR IV QUARTER 2007

1. Statement of compliance

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 31 December 2007 and 31 December 2006, results of its operations for the 12 months and 3 months period ended 31 December 2007 and 31 December 2006 as well as its cash flows for the 12 months periods ended 31 December 2007 and 31 December 2006.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated statement of cash flows

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 31 December 2007 and the comparative period from 1 January to 31 December 2006.

According to the paragraph § 87.1 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statement of changes in equity and statement of cash flows, are included in the consolidated quarterly report.

3. Accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2006. The accounting principles in scope exploration and exploitation of hydrocarbons were actualized in 2007. Accounting principles applied by the Parent and the Capital Group in the period covered by these financial statements were presented in the published condensed consolidated financial statement for I half 2007.

Full set of accounting principles applied by the PKN ORLEN Capital Group will be published in annual reports for 2007.

(all amounts in PLN thousand)

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing condensed consolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidated purposes are translated into Polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 December 2007 – 3.5820 PLN / EUR, for 31 December 2006 – 3.8312 PLN / EUR;
- particular income statement items and positions of the statement of cash flows - at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 December 2007 – 3.7768 PLN / EUR. For the period from 1 January 2006 to 31 December 2006 – 3.8991 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 December 2007 – 0.1348 PLN / CZK, for 31 December 2006 – 0.1393 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 December 2007 – 0.1361PLN / CZK, for the period from 1 January 2006 to 31 December 2006 - 0.1380 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 December 2007 - 2.4350 PLN / USD, for 31 December 2006 – 2.9105 PLN / USD;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 December 2007 - 2.7484 PLN / USD.

5. Companies included in the consolidated financial statement

The condensed consolidated financial statement include PKN ORLEN S.A. as Parent Company and entities located mainly in Poland, Germany, Czech Republic and Lithuania constituting the Group as at 31 December 2007, presented below:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*

REFINING SEGMENT

- ORLEN Gaz Sp. z o.o. 100 %
- Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [1]
- ORLEN PetroCentrum Sp. z o.o. 100 %
- Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [2]
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 100 %
- Capital Group of ORLEN Deutschland AG 100 % [3]
- ORLEN EKO Sp. z o.o. 100 %
- Capital Group of Rafineria Trzebinia S.A. 77 % [4]
- Capital Group of SHIP - SERVICE S.A. 61 % [5]
- Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [6]
- ORLEN Asfalt Sp. z o.o. 100 % (95.99%)**
- Capital Group of ORLEN Oil Sp. z o.o. 100 % [7] (88.87%)**
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
- Capital Group of AB Mazeikiu Nafta 90% [8] (100%)**
- Capital Group of UNIPETROL a.s. 63 % [9]

CHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [9]
- Capital Group of "Anwil" S.A. 85 % [10]

PETROCHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [9]
- Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [11]
- Etylobenzen Płock Sp. z o.o. in liquidation 100 %

UNALLOCATED SEGMENT

- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Transport Kraków Sp. z o.o. 98 % ***
- ORLEN Transport Nowa Sól Sp. z o.o. 99 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- ORLEN Medica Sp. z o.o. 100 % [12]
- ORLEN Administracja Sp. z .o. o. 100 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- ORLEN Finance AB 100 %
- Polkomtel S.A. 19.61%
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- Chemiepetrol GmbH 20 %
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- ORLEN Prewencja Sp. z o.o. 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 99 %
- ORLEN Księgowość Sp. z o.o. 100 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- Capital Group of ORLEN Holding Malta Ltd 100 % [13]
- ORLEN Upstream Sp. z o.o. 100%
- Capital Group of Płocki Park Przemysłowo - Technologiczny S.A. 50% [14]

Entities consolidated as at 31 December 2007

* the scheme does not include the Parent, whose activities were allocated to all business segments
** (%) the share in consolidated financial data
*** Due to the fact that ORLEN Transport Kraków Sp. z o.o. declared insolvency, company's data were consolidated for the period of 9 months ended 30 September 2007.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

THE LIST OF ENTITIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights[1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD in liquidation	80%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran-Wat Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN OIL Cesko s.r.o.	100%
Platinum Oil Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
8. Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group")[2]	90%
including:	
UAB Mazeikiu naftos sveikatos prieziuros centras	100%
UAB Uotas in liquidation	100%
AB Ventus-Nafta	99%
UAB Naftelf	34%
Capital Group of UAB Mazeikiu naftos prekybos namai	100%
including:	
SIA Mazeikiu Nafta Tirdzniecibas nams	100%
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
9. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of Unipetrol RPA s.r.o. (previously Steen Estates s.r.o.)	100%
including:	
Unipetrol Doprava a.s.	100%
Chemicka Servisni a.s.	100%
Uniraf Slovensko s.r.o.	100%
Polymer Institute Brno spol. s.r.o.	100%
HC Chemopetrol a.s.	71%
Capital Group of Unipetrol Trade a.s.	100%
including:	
Unipetrol Chemicals Iberica S.A.	100%
Chemapol (Schweiz) AG	100%
Unipetrol Austria Gmbh	100%
Unipetrol (UK) Limited	100%
Mogul d.o.o.	100%
DP Mogul Ukrajina	100%
Aliachem Vervaltungs GmbH	100%
including:	
Aliapharm GmbH Frankfurt	100%
Unipetrol Deutschland GmbH	100%
Unipetrol France S.A.	100%
Unipetrol Italia S.r.l.	100%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of Benzina a.s.	100%
including:	
Petrotrans a.s.	100%
Benzina Trade a.s in liquidation	100%
Unipetrol Services s.r.o. (previously Meliba Estates s.r.o.)	100%
Unipetrol Rafinerie s.r.o. (previously Garo Estates s.r.o.)	100%
Capital Group of Paramo a.s.	59%
including:	
Mogul Slovakia s.r.o.	100%
Česka Rafinerska a.s.	51%
Butadien Kralupy s.r.o.	51%
10. Capital Group of "Anwil" S.A.	85%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	83%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
ORLEN Insurance Ltd.	100%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

1 Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.
2 100% shares in Mazeikiu Group in the consolidated financial statements was assumed

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

1. Impairment of assets

a) Impairment of property, plant and equipment

Data for 4th quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 October	532 204	848 215
Additions during the period 1 October - 31 December	55 728	12 511
Disposals during the period 1 October - 31 December	(51 711)	(328 037)
Effect of exchange rate changes	(7 840)	(9 923)
Impairment allowances as at 31 December	**528 381**	**522 766**

Cumulative data for 4 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	522 766	806 644
Additions during the period 1 January - 31 December	96 181	60 124
Disposals during the period 1 January - 31 December	(77 327)	(370 300)
Effect of exchange rate changes	(13 239)	26 298
Impairment allowances as at 31 December	**528 381**	**522 766**

b) Impairment of construction in progress

Data for 4th quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 October	41 661	50 779
Additions during the period 1 October - 31 December	2 471	626
Disposals during the period 1 October - 31 December	(1 548)	(2 264)
Effect of exchange rate changes	(280)	(112)
Impairment allowances as at 31 December	**42 304**	**49 029**

Cumulative data for 4 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	49 029	51 064
Additions during the period 1 January - 31 December	4 496	735
Disposals during the period 1 January - 31 December	(10 725)	(3 255)
Effect of exchange rate changes	(496)	485
Impairment allowances as at 31 December	**42 304**	**49 029**

c) Impairment of intangible assets

Data for 4th quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 October	62 855	35 024
Additions during the period 1 October - 31 December	-	-
Disposals during the period 1 October - 31 December *	(63 021)	(30 455)
Effect of exchange rate changes	1 959	(2 737)
Impairment allowances as at 31 December	**1 793**	**1 832**

* including redemption of CO_2 emission rights in Mazeikiu Group in 2007

(all amounts in PLN thousand)

Cumulative data for 4 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	1 832	34 326
Additions during the period 1 January - 31 December *	65 147	60
Disposals during the period 1 January - 31 December **	(63 070)	(33 885)
Effect of exchange rate changes	(2 116)	1 331
Impairment allowances as at 31 December	**1 793**	**1 832**

* including revaluation of CO_2 emission rights in Mazeikiu Group in 2007
** including redemption of CO_2 emission rights in Mazeikiu Group in 2007

d) Impairment of long term financial investments (shares)

Data for 4th quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 October	78 032	151 873
Additions during the period 1 October - 31 December	22	2 533
Disposals during the period 1 October - 31 December	(3 026)	(2 501)
Effect of exchange rate changes	(1 079)	(1 805)
Impairment allowances as at 31 December	**73 949**	**150 100**

Cumulative data for 4 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	150 100	144 701
Additions during the period 1 January - 31 December	4 692	24 758
Disposals during the period 1 January - 31 December *	(79 475)	(17 626)
Effect of exchange rate changes	(1 368)	(1 733)
Impairment allowances as at 31 December	**73 949**	**150 100**

* in 2007 decrease of impairment concerning NOM in the amount of PLN 65,970 thousand due to sale of shares of NOM Sp. z o.o.

e) Receivables allowances

Data for 4th quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 October	575 651	607 584
Additions during the period 1 October - 31 December	37 520	77 493
Disposals during the period 1 October - 31 December	(41 866)	(71 359)
Effect of exchange rate changes	(4 756)	(3 736)
Impairment allowances as at 31 December	**566 549**	**609 982**

Cumulative data for 4 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	609 982	600 134
Additions during the period 1 January - 31 December	157 793	170 994
Disposals during the period 1 January - 31 December	(192 709)	(170 961)
Effect of exchange rate changes	(8 517)	9 815
Impairment allowances as at 31 December	**566 549**	**609 982**

(all amounts in PLN thousand)

f) **Inventory allowances**

Data for 4th quarter	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 October	67 078	56 951
Additions during the period 1 October - 31 December	5 683	28 097
Disposals during the period 1 October - 31 December	(21 087)	(4 854)
Effect of exchange rate changes	2 478	(6 043)
Impairment allowances as at 31 December	**54 152**	**74 151**

Cumulative data for 4 quarters	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	74 151	66 006
Additions during the period 1 January - 31 December	40 719	38 407
Disposals during the period 1 January - 31 December	(61 427)	(32 421)
Effect of exchange rate changes	709	2 159
Impairment allowances as at 31 December	**54 152**	**74 151**

2. Other non-current assets

	31 December 2007	31 December 2006
	(unaudited)	
Advances for construction in progres	98 239	83 467
Receivables due to financial assistance granted to employees	4 740	-
Receivables due to sale of property, plant and equipment	1 762	8 561
Receivables due to additional payments to subsidiaries' equity	45	-
Finance lease receivables	17	-
Other	6 209	24 520
Total	**111 012**	**116 548**

3. Short-term financial assets

	31 December 2007	31 December 2006
	(unaudited)	
Financial instruments at fair value	167 911	55 494
Financial assets held to maturity	-	246 910
Loans and receivables	46	-
Other	-	7 027
Total	**167 957**	**309 431**

(all amounts in PLN thousand)

4. Assets and liabilities classified as held for sale

a) Non-current assets classified as held for sale

	31 December 2007 (unaudited)	31 December 2006
Shares in Agrobohemie a.s. and Synthesia a.s. [1]	159 469	-
Shares in Celio [2]	10 559	10 912
Assets of Kaucuk [3]	-	1 009 846
Property, plant and equipment [4]	21 505	6 151
Other assets classified as held for sale	598	3 699
Total	**192 131**	**1 030 608**

[1] Shares in Agrobohemie a.s. and Synthesia a.s. held by UNIPETROL (respectively 50% and 38.79% in their share capital) were classified as held for sale as at 31 December 2007. Carrying amount of shares as at 31 December 2006 amounted to PLN 500,592 thousand (CZK 3,653,951 thousand). As at 31 December 2007 carrying amount was PLN 159,469 thousand (CZK 1,183,000 thousand) after impairment allowance, which amounted to PLN 333,084 thousand (CZK 2,470,951 thousand). The shares in Agrobohemie a.s. and Synthesia a.s. were sold at 18 January 2008. Detailed information in note VIII 3.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2008. The change in the value of shares results from change in exchange rates.

[3] As at 31 December 2006 UNIPETROL held 6,236,000 shares constituting 100% stake in the share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of a petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. The sales transaction was concluded on 19 July 2007, on the date of sale of Kauck to Dwory a.s.

[4] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

b) Liabilities related to non-current assets classified as held for sale

As at 31 December 2007 Group does not have any liabilities related to assets classified as held for sale. As at 31 December 2006 liabilities related to assets classified as held for sale include liabilities of Kaucuk of PLN 195,956 thousand. The sale transaction was concluded on 19 July 2007.

5. Provisions for liabilities

a) Deferred tax liabilities

Data for 4th quarter	2007 (unaudited)	2006 (unaudited)
Deferred tax liability as at 1 October	1 582 762	955 274
Additions during the period 1 October - 31 December	137 439	879 894
Disposals during the period 1 October - 31 December	(138 549)	(129 411)
Effect of exchange rate changes	(68 485)	60 004
Deferred tax liability as at 31 December	**1 513 167**	**1 765 761**

Cumulative data for 4 quarters	2007 (unaudited)	2006 (unaudited)
Deferred tax liability as at 1 January	1 765 761	1 020 159
Additions during the period 1 January - 31 December	305 418	1 068 760
Disposals during the period 1 January - 31 December	(408 024)	(348 844)
Effect of exchange rate changes	(149 988)	25 686
Deferred tax liability as at 31 December	**1 513 167**	**1 765 761**

(all amounts in PLN thousand)

b) Provisions

Short-term and long-term provisions

Data for 4th quarter 2007 (unaudited)	Enviromental provision	Retirement benefits and similar	Shield programs provision due to land reclamation	Business risk provision	Other provisions	Total provisions
Provisions as at 1 October 2007	433 128	229 360	118 231	581 991	147 928	**1 510 638**
Additions during the period 1 October - 31 December 2007	10 289	66 970	17 508	8 809	39 574	**143 150**
Disposals during the period 1 October - 31 December 2007	(14 220)	(30 215)	(7 862)	(31 350)	(31 690)	**(115 337)**
Effect of exchange rate changes	(1 588)	(5 844)	-	(6 175)	(2 426)	**(16 033)**
Provisions as at 31 December 2007	**427 609**	**260 271**	**127 877**	**553 275**	**153 386**	**1 522 418**

Cumulative data for 4 quarters 2007 (unaudited)	Enviromental provision	Retirement benefits and similar	Shield programs provision due to land reclamation	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2007	454 747	215 614	123 920	578 464	175 274	**1 548 219**
Additions during the period 1 January - 31 December 2007	13 164	95 600	21 200	37 273	68 474	**235 711**
Disposals during the period 1 January - 31 December 2007	(36 877)	(44 211)	(17 243)	(53 379)	(86 782)	**(238 492)**
Effect of exchange rate changes	(3 425)	(6 932)	-	(9 083)	(3 580)	**(23 020)**
Provisions as at 31 December 2007	**427 609**	**260 271**	**127 877**	**553 275**	**153 386**	**1 522 418**
Incl.						
Long-term provisions as at 31 December 2007	**369 827**	**229 124**	**58 021**	**100 010**	**42 284**	**799 266**
Short-term provisions as at 31 December 2007	**57 782**	**31 147**	**69 856**	**453 265**	**111 102**	**723 152**

Short-term and long-term provisions

Data for 4th quarter 2006 (unaudited)	Enviromental provision	Retirement benefits and similar	Shield programs provision due to land reclamation	Business risk provision	Other provisions	Total provisions
Provisions as at 1 October 2006	559 263	223 582	143 682	570 344	174 546	**1 671 417**
Additions during the period 1 October - 31 December 2006	24 271	21 639	-	25 687	51 402	**122 999**
Disposals during the period 1 January - 31 December 2006	(127 789)	(29 282)	(19 762)	(12 112)	(49 361)	**(238 306)**
Effect of exchange rate changes	(998)	(125)	-	(5 455)	(1 313)	**(7 891)**
Provisions as at 31 December 2006	**454 747**	**215 814**	**123 920**	**578 464**	**175 274**	**1 548 219**

(all amounts in PLN thousand)

Short-term and long-term provisions

Cumulative data for 4 quarters 2006 (unaudited)	Enviromental provision	Retirement benefits and similar	Shield programs provision due to land reclamation	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	**1 640 264**
Additions during the period 1 January - 31 December 2006	33 887	41 113	-	93 631	106 855	**275 486**
Disposals during the period 1 January - 31 December 2006	(140 273)	(41 997)	(75 298)	(40 635)	(74 407)	**(372 610)**
Effect of exchange rate changes	2 826	293	-	(638)	2 598	**5 079**
Provisions as at 31 December 2006	**454 747**	**215 814**	**123 920**	**578 464**	**175 274**	**1 548 219**
incl.						
Long-term provisions as at 31 December 2006	**345 957**	**190 264**	**99 428**	**120 385**	**58 158**	**814 192**
Short-term provisions as at 31 December 2006	**108 790**	**25 550**	**24 492**	**458 079**	**117 116**	**734 027**

6. Goodwill

	31 December 2007 (unaudited)	31 December 2006
Goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	4 597	9 886
Goodwill on Mazeikiu Group companies	1 296	1 301
Ceska Rafinerska	6 674	-
Other	831	658
Total goodwill on consolidation	**29 016**	**27 463**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 902	51 146
Goodwill on Unipetrol Group companies	33 360	34 472
Spolana a.s.	7 953	8 218
ORLEN Deutschland AG	7 646	9 256
AB Mazeikiu Elektrine	10 392	12 509
Other	149	640
Total goodwill on business combination	**111 402**	**116 241**
Total goodwill	**140 418**	**143 704**

(all amounts in PLN thousand)

The changes of goodwill in the 12-month period ended 31 December 2007 and 31 December 2006 were as follows:

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006 (unaudited)
Goodwill on consolidation, begining of period	**27 463**	**17 630**
Additions	**6 846**	**316 292**
Etylobenzen Sp. z o.o.	175	305 105
Mazeikiu Group	152	1 301
ORLEN Petrozachód Sp. z o.o.	-	9 886
Ceska Rafinerska	6 674	-
Effect of exchange rate changes	(155)	-
Disposals	**(5 293)**	**(306 459)**
Goodwill on Mazeikiu Group companies	-	(305 105)
Goodwill impairment on ORLEN Petrozachód Sp. z o.o.	(5 293)	-
Other	-	(1 354)
Goodwill on consolidation, end of period	**29 016**	**27 463**

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006 (unaudited)
Goodwill on business combination, beginnig of period	**116 241**	**97 817**
Additions	**756**	**20 727**
Mazeikiu Elektrine	-	12 509
Spolana a.s.	-	8 218
Basell Orlen Poliolefins	756	-
Disposals	**(5 595)**	**(2 303)**
Goodwill on Unipetrol Group companies	-	(2 833)
ORLEN Deutschland AG	(1 064)	(1 099)
Other	(489)	-
Effect of exchange rate changes	(4 042)	1 629
Goodwill on business combination, end of period	**111 402**	**116 241**

(all amounts in PLN thousand)

7. Interest-bearing loans and borrowings

	31 December 2007 (unaudited)	31 December 2006
Bank loans	8 809 266	9 893 499
Borrowings	4 285	2 885
Debt securities *	1 508 393	592 721
Total	**10 321 944**	**10 489 105**
including:		
short-term	1 719 223	4 277 912
long-term	8 602 721	6 211 193

* including as at 31 December 2007 liability of PLN 1,112,517 thousand concerning PKN ORLEN bond issue

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued decreased during 12 months ended 31 December 2007 by PLN 164,512 thousand net.

The change in indebtedness level resulted primarily from:

- Drawing of bank loans denominated in foreign currencies translated to PLN
  - EUR 580,000 thousand (PLN 2,142,730 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - EUR 540,000 thousand (PLN 1,978,902 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
  - EUR 180,000 thousand (PLN 669,780 thousand) in European Investment Bank;
  - EUR 7,752 thousand (PLN 29,276 thousand) in Consortium of Banks (Societe Generale S.A. acting as Agent);
- Drawings of loans by Unipetrol Group in the amount of CZK 16,967,866 thousand (PLN 2,309,327 thousand);
- Increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 235,847 thousand (PLN 32,099 thousand);
- Drawings of loans by Mazeikiu Group in the amount of USD 375,421 thousand (PLN 1,031,806 thousand);
- Drawings of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 44,659 thousand (PLN 168,668 thousand);
- Drawing of bank loans and borrowings denominated in PLN:
  - PLN 527,776 thousand in PKO BP S.A.
  - PLN 400,000 thousand consortium loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - PLN 77,721 thousand in BH w Warszawie S.A.
  - PLN 63,246 thousand in Bank Pekao S.A.;
  - PLN 54,920 thousand in HVB Bank a.s.;
  - PLN 35,635 thousand in Nordea Bank Polska S.A.;
  - PLN 22,679 thousand in BPH S.A.;
  - PLN 14,632 thousand in ING Bank Śląski S.A.;
  - PLN 9,258 thousand in Societe Generale S.A.;
  - PLN 8,372 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 3,087 thousand in Raiffeisen Bank Polska S.A.;
  - PLN 2,500 thousand in Bank DnB NORD Polska S.A.;
  - PLN 2,195 thousand in Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej;
  - PLN 853 thousand in BRE Bank Polska S.A.;
  - PLN 435 thousand in Bank Millennium S.A..
- PLN 1 112 517 thousand indebtedness of PKN ORLEN concerning debt securities issue;

(all amounts in PLN thousand)

- Repayment of bank loans denominated in foreign currencies translated to PLN:
  - EUR 900,000 thousand (PLN 3,288,910 thousand) consortium multi currency loan (BNP Paribas S.A acting as Agent);
  - USD 300,000 thousand (PLN 859,822 thousand) consortium multi currency loan (BNP Paribas acting as Agent);
  - EUR 182,656 thousand (PLN 690,214 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - USD 130,000 thousand (PLN 341,705 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - EUR 22,500 thousand (PLN 86,398 thousand) loan in Consortium of Banks (Societe Generale S.A. acting as Agent);
  - USD 2,140 thousand (PLN 6,186 thousand) in Bank Pekao S.A.;
  - CHF 494 thousand (PLN 1,177 thousand) in BPH S.A.;
  - USD 336 thousand (PLN 923 thousand) in BRE BANK S.A.;

- Repayment of loans by Unipetrol Group in the amount of CZK 19,849,846 thousand (PLN 2,701,564 thousand);
- Repayment of loans by Mazeikiu Group in the amount of USD 192,350 thousand (PLN 528 656 thousand);

- Repayment of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 48,584 thousand (PLN 183,491 thousand);

- Repayment of bank loans and borrowings denominated in PLN:
  - PLN 504,054 thousand in PKO BP S.A;
  - PLN 400,000 thousand consortium loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - PLN 63,430 thousand in BH w Warszawie S.A.;
  - PLN 56,321 thousand in BPH S.A.;
  - PLN 54,536 thousand in Bank Pekao S.A.;
  - PLN 24,938 thousand in HVB Bank a.s.;
  - PLN 13,880 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 7,156 thousand in ING Bank Śląski S.A.;
  - PLN 6,177 thousand in BRE BANK S.A.;
  - PLN 3,215 thousand in Bank DnB NORD Polska S.A.;
  - PLN 1,500 thousand in BGŻ S.A.;
  - PLN 680 thousand in Narodowy Fundusz Ochrony Środowiska;
  - PLN 115 thousand in Wojewódzki Fundusz Ochrony Środowiska;
  - PLN 114 thousand in MILLENNIUM Bank S.A.;

- Decrease of indebtedness as an effect of exchange rate changes and interest in the amount of PLN 828,903 thousand;

- Repurchase of debt securities in the Unipetrol Group with payment of interest in the amount of CZK 1,554,081 thousand (PLN 211,510 thousand).

8. Other long-term liabilities

	31 December 2007 (unaudited)	31 December 2006
Finance lease liabilities	69 842	60 506
Donations received	44 164	50 072
Warranties granted	10 784	13 328
Long-term employee benefits	-	11 281
Hedge liability	984	7 800
Other	14 806	24 010
Total	**140 580**	**166 997**

(all amounts in PLN thousand)

9. Cost by kind

	for 12 months ended 31 December 2007 (unaudited)	for 3 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006	for 3 months ended 31 December 2006 (unaudited)
Materials and energy	36 604 832	8 913 864	28 877 679	6 984 898
Cost of merchandise and materials sold	16 867 029	5 870 976	13 711 215	3 830 880
External services	3 571 348	1 040 323	2 983 160	786 656
Payroll, social security and other employee benefits	1 880 771	490 940	1 512 016	403 064
Depreciation	2 418 354	613 257	2 108 127	544 531
Taxes and charges	348 865	79 832	300 302	61 807
Other *	1 120 789	354 062	1 533 377	959 721
	62 811 986	17 363 254	51 025 876	13 571 557
Change in inventory	(1 041 199)	(365 462)	6 149	(15 329)
Cost of products and services for own use	(71 376)	10 595	(126 652)	(36 676)
Operating cost	61 699 411	17 008 387	50 905 373	13 519 552
Distribution expenses	(3 192 372)	(885 123)	(2 641 239)	(751 417)
General and administrative expenses	(1 649 243)	(541 233)	(1 170 927)	(370 801)
Other operating expenses	(765 477)	(217 388)	(1 221 477)	(848 458)
Cost of finished goods and raw materials sold	**56 092 319**	**15 364 643**	**45 871 730**	**11 548 876**

* including other operating cost

10. Net financial revenues and expenses

	for 12 months ended 31 December 2007 (unaudited)	for 3 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006	for 3 months ended 31 December 2006 (unaudited)
Interest expense	(503 088)	(128 397)	(255 270)	(77 971)
Impairment allowance of Agrobohemie a.s. and Synthesia a.s.*	(333 084)	5 436	-	-
Negative foreign exchange surplus	(63 106)	(32 713)	(187 601)	(33 926)
Interest income	120 531	24 009	78 642	20 812
Positive foreign exchange surplus	768 182	505 178	381 561	135 172
Gains/(Loss) on trade in shares and other securities	3 179	1 518	6 826	(2 688)
Financial instruments	44 889	80 510	(79 232)	(82 440)
Other	(32 943)	(16 805)	(12 887)	(27 881)
Total	**4 560**	**438 736**	**(87 961)**	**(68 922)**

*Change in the period results from revaluation of impairment allowance denominated in CZK into PLN

11. Income tax expense

	for 12 months ended 31 December 2007 (unaudited)	for 3 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006	for 3 months ended 31 December 2006 (unaudited)
Current tax	(709 663)	(139 435)	(783 704)	(102 991)
Deffered tax	209 255	68 815	114 555	14 804
Total	**(500 408)**	**(70 620)**	**(669 149)**	**(88 187)**

The PKN ORLEN Group does not form a tax capital group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

(all amounts in PLN thousand)

IV. GROUP'S ACHIEVEMENTS IN THE FOURTH QUARTER 2007 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

In the 4th quarter 2007 Organizational Rules and Regulations of PKN ORLEN adopted by the Management Board on 16 May 2007 was in force. On 4 September 2007 the Management Board of PKN ORLEN accomplished new assignment of duties among Members of the Management Board of PKN ORLEN S.A. According to the new assignment there are the following organizational structures in the Company:

- President of the Management Board, Chief Executive Officer, supervising the areas of Human Resources, Strategy and Development, Public Relations, Management Board Service and Audit,
- Vice-President of the Management Board, Upstream and Crude Procurement, supervising the areas of Crude Procurement, Research and Upstream as well as Capital Investments and De-investments,
- Vice-President of the Management Board, Sales, supervising the areas of Wholesale Operations, Retail Sales, Marketing, Planning & Sales Analysis, Logistics and Alternative Energy Sources,
- Vice-President of the Management Board, Chief Financial Officer, supervising the areas of Accounting and Controlling, Finance Management, Cost Management, Taxes, Supply Chain Management, and Investor Relations,
- Member of the Management Board, Procurement & IT, supervising the areas of IT, Procurement, Legal Department, Regulatory Risk, Information Control & Security,
- Member of the Management Board, Production, supervising the areas of Refining, Chemical, Petrochemical, Lubricants and Energy Production, Production Development, Technology and Property investment,
- Member of the Management Board, Organization & Capital Group, supervising the areas of Organization and Integration of the owned assets, Work Safety and Environment Protection as well as legal aspects in the ORLEN Group companies.

The assignment of duties described above was introduced into the Company's Organizational Rules and Regulations by annex no. 2 dated 31 October 2007.

In the 4th quarter 2007 the restructuring process of financial services was in progress in PKN ORLEN resulting in employees of the accounting departments being taken over by ORLEN Księgowość Sp. z o.o. On 1 November 2007 another group of 67 employees of the Accounting Department responsible for receivables and general ledger was transferred to ORLEN Księgowość based on par. 23' of the Labor Code. At this stage of the project 40 people were allowed to leave the Company within Voluntary Leave Programme.

In the 4th quarter 2007 UAB Mazeikiu Nafta Health Care Centre was registered in Mazeikiu Nafta group. The principal activity of a new company involves rendering health care services towards public health care system and individual clients, training services and analysis of working conditions for Mazeikiu Nafta customers. Additionally, at the end of 2007 Mazeikiu Nafta group started the preparation to transfer administration services to a subsidiary. On 18 January 2008 the idea of creation of a subsidiary responsible for administration services was approved by the Management Board. The entity will start its operations in the 1st quarter 2008. The principal activity of the company will involve gastronomic services, cleaning services and laundry services. Transfer of administration functions relating to other areas to the company as well as extension of the scope of the company's activities is also not excluded.

As at the end of the 4th quarter 2007, the Parent Company held shares directly and indirectly in the following entities:
- 105 subsidiaries,
- 5 jointly controlled entities,
- 17 associated entities.

In comparison to the end of the 4th quarter 2006 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Group decreased from 140 to 127.

The most important activities connected with reorganization of the PKN ORLEN Group in the 4th quarter 2007 included the following:
- UAB Mazeikiu Nafta Health Care Centre Sp. z o.o., seated in Juodeikiai, Lithuania, was registered on 23 October 2007;
- bankruptcy declaration regarding ORLEN Transport Kraków Sp. z o.o. was issued on 29 October 2007. Bankruptcy includes liquidation of the assets of the company;
- on 31 October 2007 Unipetrol a.s as the seller and Deza a.s. as the purchaser signed the Share Purchase Agreement concerning the sale of shares in Agrobohemie a.s. and Synthesia a.s.;

- on 12 December 2007 Rafineria Nafty Jedlicze S.A. as the seller and Petro-Mechanika Sp. z o.o. as the purchaser signed the Share Purchase Agreement concerning the sale of shares in Raf-Remat Sp. z o.o.;
- On 20 December 2007 PKN ORLEN S.A. as donor and Płock District as donee signed a contract of donation regarding shares in Wisła Płock S.A. and the Kazimierz Górski Stadium.

Capital investments of PKN ORLEN Group were described in detail in section VIII of these condensed consolidated financial statements.

The most significant factors influencing the Group's operating results for the 4th quarter 2007, as compared to results for the 4th quarter 2006 comprised the following:
- increase in the crude oil processing in the Group by 12.9% as a result of recognition of the crude oil processing of Mazeikiu Refinery;
- increase in margins (cracks) for gasoline from 92.06 to 132.07 USD/t (by 43.5%), diesel oil from 125.88 to 171.18 USD/t (by 36.0%), Ekoterm from 97.39 to 118.73 USD/t (by 21.9%), Jet A-1 aviation fuel from 153.02 to 199.51 USD/t (by 30.4%) and ethylene from 699.18 to 709.46 USD/t (by 1.5%);
- increase in the average commodity price for Brent crude oil from 59.60 to 88.46 USD/bbl (by 48.4%);
- decrease in Ural/Brent differential from /-3.56/ to /-3.02/ USD/bbl (by 15.2%);
- increase in the volume of gasoline sold by 26.0% and diesel oil sold by 29.4%;
- decrease in margins for propylene from 654.08 to 623.67 USD/t (by 4.6%), benzene from 559.03 to 353.95 USD/t (by 36.7%), phenol from 1,156.9 to 1,026.86 USD/t (by 11.2%), butadiene from 693.9 to 552.37 USD/t (by 20.4%);
- decrease in retail margins in the Parent Company on gasoline by 7.9% and diesel oil by 17.0% and increase in retail margins on LPG by 2.0%;
- decrease in the average exchange rate of USD against PLN from PLN 2.99/USD to PLN 2.53/USD (by 15.4%);
- decrease in the average exchange rate of EUR against PLN from PLN 3.85/EUR to PLN 3.66/EUR (by 4.9%).

In the 4th quarter 2007, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) in the Group amounted to 4,431,617 tonnes and was higher than sale in the 4th quarter of the prior year by 851,781 tonnes (by 23.8%). In four quarters 2007 sale of those products amounted to 18,751,697 tonnes and was higher by 4,721,752 tonnes (by 33.7%) in comparison to the prior year. In the 4th quarter 2007 total sale of finished goods (refining, petrochemical, chemical and other) amounted to 6,498,920 tonnes and was higher than in the 4th quarter of the prior year by 1,103,007 tonnes (by 20.4%). In four quarters 2007 the sale amounted to 27,990,436 tonnes and was higher than sale in the prior year by 6,299,071 tonnes (29.0%). In the 4th quarter 2007, retail sale of engine fuels (gasoline, diesel oil, LPG) and light heating oil amounted to 1,152,616 tonnes and was higher than sale in the comparable period of the prior year by 71,954 tonnes (by 6.7%). Total retail sale for four quarters increased by 10.3% to the level of 4,519,014 tonnes.

Sales tendencies in respect of main products are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	4th quarter 2007		4th quarter 2006		Dynamics (%) 4th quarter 2007/ 4th quarter 2006
Wholesale of light products, including:		3 279 001		2 499 174	131.2
- gasoline (tonnes)		1 048 866		652 059	160.9
- diesel oil (tonnes)		1 633 780		1 258 133	129.9
- Jet A-1 aviation fuel (tonnes)		149 366		113 499	131.6
- Ekoterm (tonnes)		369 277		421 866	87.5
- LPG (tonnes)		77 712		53 617	144.9
Retail sale of light products, including:	1 475 868	1 152 616	1 388 711	1 080 662	106.7
- gasoline ('000 litres) / (tonnes)	708 984	535 283	801 174	604 886	88.5
- diesel oil ('000 litres) / (tonnes)	658 459	556 398	514 418	434 683	128.0
- LPG ('000 litres) / (tonnes)	108 425	60 935	73 119	41 093	148.3
Total sale of fuels (tonnes)		4 431 617		3 579 836	123.8
- including engine fuels (tonnes)		4 062 340		3 157 970	128.6

Sale of light products in the PKN ORLEN Group (by volume)	4 quarters 2007		4 quarters 2006		Dynamics (%) 4 quarters 2007/ 4 quarters 2006
Wholesale of light products, including:	14 232 683		9 933 452		143.3
- gasoline (tonnes)	4 360 798		2 497 460		174.6
- diesel oil (tonnes)	7 559 442		5 119 926		147.6
- Jet A-1 aviation fuel (tonnes)	651 715		498 743		130.7
- Ekoterm (tonnes)	1 189 011		1 586 840		74.9
- LPG (tonnes)	471 717		230 483		204.7
Retail sale of light products, including:	5 799 130	4 519 014	5 268 852	4 096 493	110.3
- gasoline ('000 litres) / (tonnes)	2 817 175	2 126 967	2 855 258	2 155 720	98.7
- diesel oil ('000 litres) / (tonnes)	2 530 702	2 138 443	2 064 781	1 744 740	122.6
- LPG ('000 litres) / (tonnes)	451 253	253 604	348 813	196 033	129.4
Total sale of fuels (tonnes)	18 751 697		14 029 945		133.7
- including engine fuels (tonnes)	17 562 686		12 443 105		141.1

In the 4th quarter 2007 operating results of the Parent Company and PKN ORLEN Group increased as compared to the parallel period of the prior year.

The results of the Parent Company in comparison to the Group were as follows:

Item	4th quarter 2007		Share of PKN in the Group	4th quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	5 234	3 512	67.1	4 634	3 484	75.2
Net sales revenues	16 901 926	11 924 971	70.6	13 112 926	8 382 538	63.9
Gross profit on sales	1 537 283	1 202 553	78.2	1 564 050	751 200	48.0
Profit/ (loss) from operations	120 438	434 447	360.7	-168 026	194 573	-
Profit/ (loss) before tax	627 061	995 346	158.7	-181 253	172 097	-
Net profit/ (loss)	556 441	820 975	147.5	-269 440	131 868	-

Item	4 quarters 2007		Share of PKN in the Group	4 quarters 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	23 114	13 646	59.0	18 023	13 612	75.5
Net sales revenues	63 792 983	42 703 668	66.9	52 867 189	33 501 034	63.4
Gross profit on sales	7 700 664	4 563 352	59.3	6 995 459	4 058 331	58.0
Profit from operations	2 620 739	2 093 194	79.9	2 576 607	2 001 006	77.7
Profit before tax	2 892 680	3 257 469	112.6	2 729 347	2 602 229	95.3
Net profit	2 392 272	2 759 859	115.4	2 060 198	2 199 876	106.8

In the 4th quarter 2007 refinery throughput of PKN ORLEN Group amounted to 5.2 million tonnes of crude oil whereas in four quarters 2007 it amounted to 23.1 million tonnes. The achieved level of throughput in the 4th quarter 2007 is by 12.9% higher than in the analogous period of the prior year whereas in four quarters 2007 it is higher by 28.2%. Positive dynamics was caused by the recognition of refinery throughput of Mazeikiu group, which amounted to 0.7 million tones in the 4th quarter 2007 and to 5.1 million tonnes in 12-month period ended 31 December 2007.

In the 4th quarter 2007 the Group's profit from operations ("profit") amounted to PLN 120 million, compared to PLN (-) 168 million operating loss ("loss") in the parallel period of 2006. The increase of profit resulted mainly from higher profit in PKN ORLEN by PLN 240 million. The loss of Unipetrol group was lower by PLN 42 million as compared to analogous period of 2006, the profit of ORLEN Deutschland increased by PLN 10 million and the profit of Rafineria

(all amounts in PLN thousand)

Jedlicze was higher by PLN 17 million. Lower operating results were achieved in Anwil (by PLN 50 million), in ORLEN Oil (by PLN 22 million) and in ORLEN Asfalt (by PLN 14 million). Additionally, in the 4th quarter 2007 Mazeikiu group generated loss of PLN 308 million.

It should be noted that higher profit was generated despite unfavorable influence of macroeconomic factors in respect of differential, petrochemical margins and foreign exchange rates. Fall in petrochemical margins as compared to the 4th quarter of the prior year decreased Group's profit by PLN 51 million. Negative tendencies in petrochemical margins were compensated with an increase of refining and chemical margins, which favorably influenced Group's profit in the amount of PLN 64 million. Fall in differential had a negative impact on profit in the amount of PLN 55 million. Moreover, strengthening of PLN against USD by over 15% decreased profit by PLN 155 million.

In four quarters 2007 the Group's profit was higher by 1.7% in comparison to parallel period of the prior year. Higher profit was achieved despite consolidation in the year 2007 of the loss of Mazeikiu group in the amount of PLN 665 million. However, it should be noted that the results of 2006 in respect of the quarter and the whole year were influenced by impairment allowance of goodwill on Mazikiu group in the amount of PLN 305 million as well as revaluation of a carrying amount of Kauczuk a.s to fair value less cost to sale connected with planned sales of shares of this company in the amount of PLN (-) 230 million.

In the 4th quarter 2007 net profit of the Group amounted to PLN 556 million, whereas in the 4th quarter 2006 there was a net loss of PLN 269 million. In four quarters 2007 net profit amounted to PLN 2,392 million and was higher by 16.1% in comparison to 12 months 2006. Higher net profit was achieved despite increased interest costs by PLN 50 million in the 4th quarter 2007 and PLN 248 million in 12 months 2007 as compared to parallel periods of 2006. Moreover, in the 3rd quarter 2007 net profit was decreased by impairment allowance of shares held by Unipetrol a.s. in Agrobochemie a.s and Synthesia a.s. Total impairment allowance amounted to PLN 339 million.

Consolidated financial data of the Group by business segments are as follows:

Item	4th quarter 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	307 609	55 448	38 170	-45 607	-2 413	353 207
Unallocated revenues of the Group						24 417
Unallocated costs of the Group						-257 186
Profit from operations						120 438

Item	4th quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	-102 327	82 265	81 337	-33 636	601	28 240
Unallocated revenues of the Group						5 850
Unallocated costs of the Group						-202 116
Profit from operations						-168 026

In the 4th quarter 2007 an increase of profit of the refining segment due to higher results of PKN ORLEN (by PLN 335 million) and Unipetrol (by PLN 133 million) was noted. The loss of Mazeikiu Refinery attached to this segment for the 4th quarter 2007 amounted to PLN 255 million mainly as an effect of the capital overhaul of Vacuum Distillation Unit. Negative impact of the capital overhaul on the result is assessed at PLN (-) 177 million.

In the 4th quarter 2007 profit of the petrochemical segment decreased by 32.6% as compared to the parallel period of the prior year. The results of the segment were significantly influenced by a decrease of margins. Negative impact of lower margins was reflected in the segment result of PKN ORLEN amounting to PLN 125 million, i.e. by PLN 21 million below the result achieved in the 4th quarter 2006. The loss of Unipetrol group attached to this segment amounted to PLN 129 million as compared to PLN 79 million in the 4th quarter 2006, which was mainly influenced by repair standstill of Olefins installation and breakdown of POX installation. The negative impact of standstills in Unipetrol was assessed at PLN 212 million. Basell ORLEN Polyolefins Sp. z o.o. earned a high profit in the amount of PLN 55 million, as compared to 17 million in the 4th quarter 2006.

In the 4th quarter 2007 profit of the chemical segment also decreased. The profit reached the level of PLN 38 million as compared to PLN 81 million in the 4th quarter 2006. The fall results from a number of external factors connected above all with an increase of spot and contract prices of ethylene - the main raw material used to production of PVC,

(all amounts in PLN thousand)

lower export sales of artificial fertilizers as well as lower demand for PVC and granulated products (end of construction season and growth of import).

Item	4 quarters 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	2 111 812	1 068 008	245 604	-154 963	-2 334	3 268 127
Unallocated revenues of the Group						39 854
Unallocated costs of the Group						-687 242
Profit from operations						2 620 739

Item	4 quarters 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	2 053 516	841 795	223 970	7 943	-2 787	3 124 437
Unallocated revenues of the Group						40 493
Unallocated costs of the Group						-588 323
Profit from operations						2 576 607

In 12 months 2007 profit of the refining segment remained on similar level in comparison to the prior year. The profit was significantly influenced by loss incurred by Mazeikiu Refinery in the amount of PLN 403 million. Unipetrol group companies earned profit from operations attached to this segment of PLN 142 million as compared to PLN 25 million in four quarters 2006.

In 12 months 2007 profit of the petrochemical segment increased by 26.9% as compared to the parallel period of 2006. The increase the segment result in PKN ORLEN amounted to PLN 63 million and in BOP to PLN 107 million. High dynamics of profit occurred also in Unipetrol group companies, which generated PLN 337 million in 4 quarters 2007 as compared to PLN 277 million in 2006.

In the chemical segment there was also an upward trend with an increase of profit for 4 quarters 2007 by 9.7%. Higher segment results are a consequence of Anwil group results in the amount of PLN 246 million as compared to PLN 239 million in 12 months 2006.

OPTIMA program, implemented with an effect from 1 January 2006, brought considerable cost cutting results in the 4th quarter 2007 in the amount of PLN 123 million. In four quarters 2007 the results of OPTIMA program amounted to PLN 466 million as compared to PLN 299 million in the analogous period of the year 2006.

In November 2006 the Parent Company signed the Bond Issuance Program. The indebtedness connected with bond issuance amounted to PLN 1,112,517 thousand as at the end of December 2007. Within PKN ORLEN Group the Bond Issuance Program was used also by Unipetrol a.s. group companies. The indebtedness connected with bond issuance in these entities amounted to PLN 395,876 thousand as at the end of the 4th quarter 2007.

V. DESCRIPTION OF FACTORS AND EVENTS, ESPECIALLY OF A NON-USUAL NATURE, WITH SIGNIFICANT IMPACT ON FINANCIAL RESULTS

The following significant events impacting financial positions of the foregoing condensed consolidated financial statements occurred in 12-month period ended 31 December 2007:

1. Settlement of acquisition of Mazeikiu shares

In the period covered by this condensed consolidated financial statement squeeze out procedure, in accordance with Lithuanian law was performed. After settlement the mandatory tender PKN ORLEN acquired 41,236,770 shares for LTL 10.25 each, representing 5.82% of Mazeikiu's share capital. As it was presented at 31 December 2006 the share in Mazeikiu Group was assumed at 100% for the purposes of consolidation. Previously estimated purchase price was adjusted, what contributed to the change of value of goodwill of PLN 12,895 thousand, which was charged to retained earnings as at the acquisition date.

2. CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its net carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 867 314
Actual use of emission rights in 2005	(10 310 051)	(852 246)
Actual use of emission rights in 2006	(10 459 646)	(864 495)
Sale of emission rights in 2006 (quantity and value in accordance with accounting records)	(734 951)	(63 175)
Remaining emission rights for 2007	13 828 446	1 087 398
Sale of emission rights in I quarter 2007 (quantity and value in accordance with accounting records)	(558 632)	(41 048)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(320 428)	(26 174)
Sale of emission rights in III quarter 2007 (quantity and value in accordance with accounting records)	(487 420)	(38 294)
Sale of emission rights in IV quarter 2007 (quantity and value in accordance with accounting records)	(639 345)	(47 213)
Estimated emissions in I quarter 2007	(2 725 781)	(220 796)
Estimated emissions in II quarter 2007	(2 653 843)	(207 560)
Estimated emissions in III quarter 2007	(2 323 762)	(181 365)
Estimated emissions in IV quarter 2007	(2 381 028)	(186 805)
Decreases due to changes in Group structure	(482 003)	(39 427)
CO_2 emission rights as at 31 December 2007	1 256 204	98 716

In the 12 months period ended 31 December 2007, profit from sales of CO_2 emission rights of PLN 4,908 thousand was recognized.

As at 31 December 2007 the net value of granted emission rights in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

Information on emission rights acquired through the business combination with Mazeikiu Group	Quantity (Mg)	Value (in PLN thousand)
CO_2 emission rights as at 31 December 2006	3 617 481	88 771
Estimated emissions in I quarter 2007	(467 548)	(9 597)
Estimated emissions in II quarter 2007	(476 258)	(1 948)
Estimated emissions in III quarter 2007	(461 135)	(180)
Estimated emissions in IV quarter 2007	(251 807)	(67)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(1 600 000)	(7 388)
Redemption of CO_2 emission rights, which expired as at 31 December 2007 due to end of 3-years accounting period *	(360 733)	(63 128)
Effect of exchange rate changes	-	(6 463)
CO_2 emission rights as at 31 December 2007	-	-

*including usage of impairment allowance of CO_2 emission rights in the amount of PLN 63,019 thousand, net value of redeemed emission rights (i.e. after usage of impairment allowance) amounted to PLN 109 thousand

In the 12 months period ended 31 December 2007 the loss on sale of CO_2 emission rights in the Mazeikiu Group amounted to PLN 6,915 thousand.

3. Cogeneration certificates

In accordance with state regulations based on Directive No. 2001/77/EC from 27 September 2001 accepted by the European Union, the Group has recognized in the financial statements cogeneration certificates on production of high efficient electricity ("Red Energy").

In the consolidated balance sheet as at 31 December 2007, the net value of granted rights, being a difference between fair value of rights and deferred income related to receipt of free of charge rights, amounted to nil.

The sale of free of charge red energy rights is recognized as profit in other operating revenues, in the reporting period, when the rights were sold.

In the 12-month period ended 31 December 2007 the Group was granted rights in the amount of 1,058,625 MWh. The value of certificates amounted to PLN 18,632 thousand.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007	
Revenues												
Sales to external customers	51 267 453	14 130 490	9 252 174	2 177 276	2 491 816	475 309	695 662	83 980			63 707 105	16 867 055
Transactions with other segments	13 262 188	3 253 524	4 399 931	1 223 785	310 659	155 664	1 365 873	387 132	(19 338 651)	(5 020 105)	-	-
Settlement of hedging transactions	37 587	11 296	48 291	23 575							85 878	34 871
Total sales revenues	64 567 228	17 395 310	13 700 396	3 424 636	2 802 475	630 973	2 061 535	471 112	(19 338 651)	(5 020 105)	63 792 983	16 901 926
Total operating expenses	(62 377 845)	(17 078 425)	(12 518 865)	(3 388 836)	(2 551 520)	(582 881)	(2 190 683)	(521 436)	19 336 556	5 017 931	(60 302 357)	(16 553 647)
Other operating revenues	314 007	115 438	116 545	61 992	16 137	6 024	40 863	19 267	(239)	(239)	487 313	202 482
Other operating expenses	(391 578)	(124 714)	(230 068)	(42 344)	(21 488)	(15 946)	(66 678)	(14 550)			(709 812)	(197 554)
Segment result	**2 111 812**	**307 609**	**1 068 008**	**55 448**	**245 604**	**38 170**	**(154 963)**	**(45 607)**	**(2 334)**	**(2 413)**	**3 268 127**	**353 207**
Unallocated revenues of the Group											39 854	24 417
Unallocated costs of the Group											(687 242)	(257 186)
Profit on the sale of all or part of shares of related parties											-	-
Profit from operations											**2 620 739**	**120 438**
Financial revenues											1 054 806	580 575
Financial expenses											(1 050 246)	(141 839)
Share in profit from investments accounted for under equity method	114	898	-	-	1 191	200	266 076	66 791			267 381	67 887
Profit before tax											**2 892 680**	**627 061**
Income tax expense											(500 408)	(70 620)
Net profit											**2 392 272**	**556 441**

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Revenues												
Sales to external customers	40 066 040	9 817 179	9 354 088	2 537 482	2 381 069	505 388	938 214	217 737	-	-	52 739 411	13 077 786
Transactions with other segments	12 664 027	3 012 427	4 383 203	1 164 898	84 764	79 681	1 059 936	297 485	(18 191 930)	(4 554 491)	-	-
Settlement of hedging transactions	21 100	21 100	106 678	14 040							127 778	35 140
Total sales revenues	52 751 167	12 850 706	13 843 969	3 716 420	2 465 833	585 069	1 998 150	515 222	(18 191 930)	(4 554 491)	52 867 189	13 112 926
Total operating expenses	(50 433 982)	(12 602 397)	(12 744 995)	(3 418 482)	(2 263 806)	(511 833)	(1 959 043)	(528 683)	18 189 051	4 555 000	(49 212 775)	(12 506 395)
Other operating revenues	303 389	82 679	148 079	69 512	36 738	16 338	86 092	64 221			574 298	232 750
Other operating expenses	(567 058)	(433 315)	(405 258)	(285 185)	(14 795)	(8 237)	(117 256)	(84 396)	92	92	(1 104 275)	(811 041)
Segment result	2 053 516	(102 327)	841 795	82 265	223 970	81 337	7 943	(33 636)	(2 787)	601	3 124 437	28 240
Unallocated revenues of the Group											38 658	5 760
Unallocated costs of the Group											(588 323)	(202 116)
Profit on the sale of all or part of shares of related parties											1 835	90
Profit from operations											2 576 607	(168 026)
Financial revenues											602 877	179 832
Financial expenses											(670 838)	(248 754)
Share in profit from investments accounted for under equity method	(325)	(42)	-	-	1 098	(117)	219 928	55 854			220 701	55 695
Profit before tax											2 729 347	(181 253)
Income tax expense											(669 149)	(88 187)
Net profit											2 060 198	(269 440)

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007	
Cost incurred to acquire property, plant and equipment and intangible assets	2 680 577	1 247 183	521 864	240 983	118 357	56 925	321 889	135 894	3 642 686	1 680 984
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									87 999	63 599
Total cost incurred to acquire property, plant and equipment and intangible assets									3 730 686	1 744 584
Segment depreciation	1 333 299	335 882	624 217	161 737	166 867	36 515	255 887	65 407	2 380 269	599 540
Depreciation of unallocated assets									38 085	13 717
Total depreciation									2 418 354	613 257
Non-cash expenses other than depreciation	268 064	72 009	210 235	32 715	17 797	13 953	36 375	8 958	532 471	127 635

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Cost incurred to acquire property, plant and equipment and intangible assets	1 165 156	552 960	320 223	139 605	174 338	39 664	218 363	93 653	1 878 080	825 882
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									63 556	31 146
Total cost incurred to acquire property, plant and equipment and intangible assets									1 941 636	857 028
Segment depreciation	925 828	231 754	757 547	202 786	183 135	46 409	212 519	55 314	2 079 029	536 263
Depreciation of unallocated assets									29 098	8 268
Total depreciation									2 108 127	544 531
Non-cash expenses other than depreciation	409 459	292 727	298 576	225 894	4 770	726	53 228	21 913	766 033	541 260

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007		ended 31 Decemeber 2007	
Additions of impairment allowances	(208 173)	(53 835)	(185 652)	(20 873)	(12 935)	(11 382)	(22 594)	(1 504)	(429 354)	(87 594)
Unallocated allowances									(3 151)	(195)
Total additions of impairment allowances									(432 505)	(87 789)
Reversal of impairment allowances	209 150	79 454	64 483	34 798	3 378	1 377	13 457	2 335	290 468	117 964
Unallocated reversal of impairment allowances									2 295	-
Total reversal of impairment allowances									292 763	117 964

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Additions of impairment allowances	(385 462)	(329 488)	(298 576)	(249 298)	(12 743)	(9 536)	(38 295)	(24 974)	(735 076)	(613 296)
Unallocated allowances									(39 175)	(26 489)
Total additions of impairment allowances									(774 251)	(639 785)
Reversal of impairment allowances	93 431	33 100	61 481	30 214	14 931	9 892	14 056	889	183 899	74 095
Unallocated reversal of impairment allowances									12 717	5 386
Total reversal of impairment allowances									196 616	79 481

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment allowances;
- impairment of goodwill.

Additions and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the twelve-month and three-month periods ended 31 December 2007 and 31 December 2006:

	Total sales revenues by geographical area			
	12 months	3 months	12 months	3 months
	ended 31 Decemeber 2007		ended 31 December 2006	
Poland	29 654 884	8 304 616	28 455 785	8 087 340
Germany	11 048 040	2 800 305	11 790 349	3 059 240
Czech Republic	8 210 301	2 138 586	7 192 475	1 801 681
Baltic states (Li huania, Latvia and Estonia)	6 196 606	1 600 828	4 731	1 308
Other countries (revenues in particular countries do not exceed 5% of total sales revenues)	8 683 152	2 057 591	5 423 849	163 359
Total sales revenues by geographical area	**63 792 983**	**16 901 926**	**52 867 189**	**13 112 928**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

1. Guarantees and sureties of the PKN ORLEN Group in the twelve month period ended 31 December 2007

	31 December 2006	Increase/ Decrease	31 December 2007	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory tender offering for shares attributable to minority shareholders of Mazeikiu Group	1 283 452	(1 283 452)	-	29.01.2007
guarantees issued by PKN ORLEN Group for the benefit of legal persons related to contractual obligations of PKN ORLEN Group	62 560	15 637	78 197	30.06.2013
customs guarantees issued by Unipetrol a.s., ORLEN Asfalt Sp. z o.o. and the Parent as collateral of liabilities to Customs Office due to import of merchandise	4 832	(1 532)	3 300	30.06.2009
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	4 092	4 346	8 438	19.12.2008
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	919	13 871	14 790	21.03.2008
other	2 905	6 562	9 467	31.12.2010
Total guarantees and sureties:	**1 358 760**	**(1 244 568)**	**114 192**	

As at 31 December 2006 contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 „Business Combinations" as liabilities arose at the day of acquisition.

2. Other contingent liabilities of the PKN ORLEN Group in the twelve month period ended 31 December 2007

	31 December 2006	Increase/ Decrease	31 December 2007
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of excise goods kept on warehouse under the excise tax suspension procedure)*	1 060 684	381 948	1 442 632
letters of credit	42 082	204 573	246 655
legal cases related to real estates with undefined legal status	23 153	11 750	34 903
anti trust proceeding of the Office for Competition and Consumers' Protection**	14 000	4 500	18 500
legal cases***	9 998	43 340	53 338
Total other contingent liabilities:	**1 149 917**	**646 111**	**1 796 028**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 508 677**	**(598 457)**	**1 910 220**

*including as at 31 December 2007 excise tax guarantee of PKN ORLEN in the amount of PLN 1,000,011 thousand related to products in production plant in Płock, tax warehouses and warehouse bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN in the amount of PLN 322,156 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.)

**detailed information in note VII 3 f

***including as at 31 December 2007 liability due to proceedings in front of arbitrage court relating to a complaint brought against PKN ORLEN by Brends Sp. z o.o. as demand for contractual penalty payment in the amount of PLN 42,000 thousand due to alleged violation of agreement between PKN ORLEN and Jerzy Krzystyniak acting on his own and on behalf of Brends Sp. z o.o.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of the Parent and its subsidiaries

a) Excise tax contingent liability of Rafineria Trzebinia S.A.

As at balance sheet date of 31 December 2007 in Rafineria Trzebinia S.A. the following tax proceedings and controls are pending:

- **Tax proceeding in order to determine the excise tax liability of Rafineria Trzebinia S.A. for the period of May – September 2004.**

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still represents the position that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court in Krakow against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision. The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

The hearing regarding complaint against the decision of the Director of the Customs Chamber in Kraków dated on 30 December 2005 for the period from May to September of 2004 was held on 12 June 2007 in the Woivodship Administrative Court in Kraków. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents but has not set any new dates for next hearing.

On 26 July 2007 the Woivodship Administrative Court in Kraków, after examination on its sitting in chambers, of complaint of Rafineria Trzebinia S.A. against decisions of the Director of the Customs Chamber in Kraków setting the excise tax liability for the period of May-August 2004, issued a decision to suspend the proceedings until the Rafineria Trzebinia's complaint on decisions of the Director of the Customs Chamber in Kraków dated 9 June 2005

(all amounts in PLN thousand)

relating to reversal of the decision of Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

On 12 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice from Woivodship Administrative Court in Kraków about complaint of Rafineria Trzebinia S.A. against the decision of the Director of the Customs Chamber in Kraków to withdraw and re-examinate the decision. Next hearing was set on 3 October 2007. On the hearing on 3 October 2007 Woivodship Administrative Court in Kraków issued a decision in compliance with motion of Rafineria Trzebinia S.A.- deciding on tax proceedings re-examination.

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April 2007 Rafineria Trzebinia S.A. received a decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in Kraków in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

On 21 May 2007 the Head of the Customs Office in Kraków re-submitted a motion for compulsory entry made in the mortgage register relating to real estate owned or used under perpetual usufruct by Rafineria Trzebinia S.A. On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. Real estate is situated in Trzebinia and constitutes in total the whole plant of Rafineria Trzebinia S.A. The entry was made to secure the claims of Customs Chamber relating to excise tax liability for the period of May-September 2004, which are subject to dispute in front of Woivodship Administrative Court. Entries in the mortgage register are not legally binding. Rafineria Trzebinia S.A. plans to appeal against the mentioned sentence Court's above.
On 20 December 2007 District Court in Kraków issued a decision on repeal of abovementioned mortgages. The sentence of District Court is legally binding, however Rafineria Trzebinia is entitled to submit an annulment to the Supreme Court.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in these condensed consolidated financial statements for the period ended 31 December 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia S.A.. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Customs Chamber in Kraków. On 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision of the Director of Customs Chamber in Kraków.

- **Control proceedings with respect to reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period of January to April 2004.**

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Director of Tax Control Office submitted the response to reservations raised by the Plenipotentiary.
On 5 December 2007 Director of Tax Control Office in Kraków issued the result of tax control in Rafineria Trzebinia in relation to excise tax for 2002 and decision related to value added tax for 2002. Tax Inspection Authority sustained that the value added tax settlements carried out by Rafineria Trzebinia in 2002 were correct. Decisions of Tax Control Office for 2002 determine the correct amounts of value added tax liability on the level of PLN 10 thousand.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax

(all amounts in PLN thousand)

and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings for 2003 and the period of January to April 2004 was again extended to 31 March 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these condensed consolidated financial statements for the period ended 31 December 2007.

- **Tax proceedings with respect to determination of value added tax amount for the period of January to August 2005.**

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of Tax Office for Małopolska in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.

The above proceedings concern intracommunity supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska in Kraków extending to 31 October 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska suspending tax control proceedings with respect of the value added tax liability for the period from January to August 2005.
Rafineria Trzebinia S.A. has submitted a complaint for the above described decision by appealing for complete reversal.
On 24 January 2008 the Director of Tax Chamber issued the decision of a complete reversal of the above described decision of the Head of the Tax Office for Małopolska. On 31 January 2008 the Head of the Tax Office for Małopolska in Kraków has sent the notification of new term for settle the case relating to determination of value added tax amount for the period of January to August 2005. The term was set at 31 March 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these condensed consolidated financial statement for the period ended 31 December 2007.

- **Tax proceedings with respect to determination of excise tax liability for months November – December 2004**

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of app. PLN 600 thousand. The amount of the tax liability and penalty interest was already paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the above mentioned decision to the Director of the Custom Chamber in Kraków. The Director of the Custom Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November- December 2004. On 12 October 2007 a complaint was issued to Woivodship Administrative Court in Kraków.

(all amounts in PLN thousand)

According to the tax-legal opinions there is a high probability of winning the dispute in the administrative-court proceedings and therefore there is no provision created in the consolidated financial statement for the period ending 31 December 2007.

- **Decisions related to excise tax liability for the period January – February 2007**

On 25 September 2007 Director of the Custom Chamber in Kraków issued a decision on excise tax liability for months January-February 2007 requesting in the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia S.A. issued a motion to Director of the Custom Chamber in Kraków to suspend the decision, and on 15 October 2007 appealed against the decision.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 451,623 thousand as at 31 December 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounted to 77.15%.

b) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example decree) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by decrees defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted

(all amounts in PLN thousand)

that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 to the verdict of 2 April 2007 of District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the VI Civil Department of District Appeal Court in Warsaw on 31 May 2007.

On 15 November 2007 the seating in front of the Court of Appeals in Warsaw VI Civil Department took place, when the appeal of the Chairman of the Energy Regulatory Office was dismissed and the reimbursement of court proceeding costs in favor of Rafineria Trzebinia S.A was sentenced. The case was accomplished with the advantageous decision for Rafineria Trzebinia. The representative of the Chairman of the Energy Regulatory Office announced the possible submit for an annulment to the Supreme Court.

c) Standing of Rafineria Trzebinia S.A. in connection with temporarily discontinued production and sales of the ON BIO biofuel containing 20% of FAME esters from 3 January 2007 till 16 July 2007

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Decree of the Minister of Finance dated 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia S.A. property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor was actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to Pekao S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN S.A. with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

On 2 October 2007 another part of bank loan was repaid to BPH SA in amount of PLN 20,000 thousand. The balance of bank loan as at 31 December 2007 amounted to PLN 24,590 thousand.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN S.A. as a major shareholder have enabled Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a up to 5% fraction of biocontent. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

The Management Board of Rafineria Trzebinia S.A. after performing the detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative source of energy motivate resumption of the production and sales of bio fuels by the Refinery.

(all amounts in PLN thousand)

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 451,623 thousand as at 31 December 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounts to 77.15%.

d) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case (referring to quantity of shares subject to transfer) was revoked to repronouncement in front of the District Court in Warsaw. Currently, the next hearing was set on 12 March 2008.

e) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

- **Court proceedings in which PKN ORLEN S.A. acts as a defendant**

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided.

On 3 August 2005 a complaint was filed against the above decision to suspend of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend of proceedings.

(all amounts in PLN thousand)

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN S.A. a motion applying for undertaking previously suspended proceeding. This motion has not been considered yet. On 13 September 2007 Plenipotentiary of PKN ORLEN received a plaintift's letter standing against undertaking suspended proceeding. On 17 September 2007 court rejected undertaking suspended proceeding.

A complaint on the above mentioned decision to reject undertaking suspended proceeding was submitted on 22 October 2007.

On 19 December 2007 in response to PKN ORLEN complaint the Court of Appeals in Warsaw has issued the decision about changing the resolution and sentenced undertaking the proceedings.

On 11 February 2008 on behalf of PKN ORLEN there was a judicial writ sent, in which in response to court summons defendant referred to circumstances, in connection to which there is planned witness evidence and also to the sentence of Polish Constitutional Tribunal's statement dated 25 October 2006. Till the date of the preparation of these financial statements the Court did not set the date of a trial.

- **Court proceedings in which PKN ORLEN S.A. acts as an outside intervener**

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN supported the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent the letter in proceedings where it sustained and developed conclusions.

On 6 September 2007 the Court has issued the decision in which it rejected PKN ORLEN's motion for dismissing an action for repayment of the amount of PLN 53,969 thousand.

On 14 December 2007 and on 25 February 2008 the Court hearings took place. On the hearing held on 25 February 2008 the Court closed the case and pronounced that on 10 March 2008 the decision will be issued.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 31 December 2007 the provision for liabilities due to ZEP S.A. amounts to PLN 57,494 thousand.

f) Anti-trust proceedings

As at the date of the preparation of these financial statements, the Company is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Płock concluded an agreement with Lotos S.A. Group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor.

  On 31 Decemeber 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. On 28 January 2008 plenipotentiary of PKN ORLEN appealed to the Court of Competition and Consumer Protection

(all amounts in PLN thousand)

against that decision. The appellation was passed via the Chairman of OCCP, who might change his decision before passing it to the Court. In case the Chairman of OCCP overrules the appeal, he passes the motion to the Court of Competition and Consumer Protection together with his answer. The beginning date of the court proceedings is expected at the end of 2008 or beginning of 2009. Sides of the proceedings are entitled to appeal to the Appeal Court in Warsaw and subsequently to submit an annulment to the Supreme Court against the sentence of the Court of Competition and Consumer Protection.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

  Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant "PETRYGO". The setting was acknowledged as inadequate compared to increase in price of glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

  On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

  The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO these consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 23 February 2007 the Company received a letter from the Office for Competition and Consumers' Protection in Wrocław about commencing an explanatory proceedings relating to motion of Petra Sp z o.o. about antitrust actions of PKN ORLEN on the local market in Twardogóra. On 17 April 2007 the Office for Competition and Consumers' Protection in Wrocław following the motion of Petra Sp z o.o. started antitrust proceedings against PKN ORLEN, suspected of restricting competition on the local retail sales of liquid fuels market in Twardogóra. On 30 May 2007 PKN ORLEN submitted explanations to unsupported motion of Petra, claiming PKN ORLEN used significantly lower prices to eliminate Petra out of market. On 30 August 2007 PKN ORLEN submitted additional letter with arguments proving lack of antitrust action on Twardogóra local market to the Office for Competition and Consumers' Protection in Wrocław.

  After the anti-trust proceeding, by decision dated 29 January 2008, no. RWR 04/2008 The Chairman of the Office for Competition and Consumers' Protection in Wrocław did not stated that PKN ORLEN performed actions restricting competition on the local retail sales of liquid fuels market in Twardogóra. In the term of 14 days from the date of receipt of the above decision Petra is entitled to lodge an appeal from that decision to the Court of Competition and Consumer Protection (the final date of submitting an appeal by Petra elapsed on 18 February 2008. Till the date of 25 February 2008 no appellation was submitted to the Office for Competition and

(all amounts in PLN thousand)

Consumers' Protection in Wrocław. Currently it is not possible to state ultimately, whether Petra used its right to appeal against the decision RWR 04/2008).

g) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- Investment expenditures incurred in a given tax year (investment relief);
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 the Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

Due to possession of assets in the Czech Republic, PKN ORLEN Group is subject to regulations included in investment relieves act and income tax act being in force in the Czech Republic. According to Czech regulations investment relieves of Unipetrol Group companies are of contingent nature. Breach of certain conditions results in losing the right to the investment relief and obliges to return of the relief (repayment of tax liability for all years, in which the relief was used) increased by the appropriate fines.

As at the date of preparation of these financial statements Unipetrol Group companies have not utilized any investment relieves. The amount presented in previous financial statements referred to assets sold in the third quarter 2007.

In Lithuania investment relief is regulated by tax law and individual agreements signed between the company and the government of Lithuania. In accordance with the law, part of profit designated for investment is taxed with 0% rate. The State Tax Inspection is authorized to collect tax related to unused tax relief, which was improperly calculated and not fully paid within the 5 years period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the years from 2001 to 2005 Mazeikiu Nafta was taking advantage of the other tax relieves. As at the date of financial statements preparation the amount of used tax relief by Mazeikiu Nafta amounted to PLN 109,399 thousand. The period of validation of returns resulting from this tax relief has not yet expired but Mazeikiu Nafta assessed the risk of return necessity as low.

h) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and receivables of the Unipetrol Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the

(all amounts in PLN thousand)

Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 plus interest. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of the Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing Deza a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 plus interest. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.

The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) plus interest. The amount claimed by Agrofert Holding a.s. is analyzed by the Company's legal advisors, and the arbitration proceedings are in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

i) Risk connected with agreements with Deza a.s.

In August/September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Synthesia a.s. Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remaining 1.53% of shares is owned by minority shareholders of Synthesia a.s.

Letters received from Deza regarded the agreements for future transfer of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. Having thoroughly analyzed the signed documents and the received letters, the Board of Directors of Unipetrol, a.s. concluded that, apart from deviating from standard market practices and prudent business behavior, the above-mentioned agreements suffer by serious legal defects which are likely to make these agreements invalid. Consequently, the Board of Directors of Unipetrol, a.s. proposed to Deza, a.s. to modify the agreements so that the risk of their invalidity can be safely excluded. By means of correspondence and direct meetings, Unipetrol, a.s. tried pro-actively to convince Deza, a.s. that the agreements are modified accordingly. Despite these efforts, Deza, a.s. had rejected proposals of the Board of Directors of Unipetrol, a.s., and on 26 January 2006, it filed to the court its claim for contractual penalties against Unipetrol, a.s. based on the argument that Unipetrol, a.s. breached its obligation to sign the share transfer agreements. Deza, a.s. calculated the penalties on the basis of the above mentioned agreements in the amount of CZK 1.5 million per day. On 22 August 2006, Deza, a.s. filed to the court its claim for performance under the share transfer agreements, and damages, both based on the same argument as its

(all amounts in PLN thousand)

aforementioned claim for contractual penalties, namely that Unipetrol, a.s. breached its obligation to sign the share transfer agreements. Further to a receipt of legal actions, Unipetrol, a.s. adopted appropriate measures in order to protect the interests of Unipetrol, a.s. At the same time, Unipetrol, a.s. continued in negotiations with Deza, a.s. in order to achieve the out-of-court settlement of the mutual disputes. In July 2007, Unipetrol, a.s. and Deza, a.s. agreed on a temporary suspension of the pending court proceedings initialed by Deza, a.s.

Following their mutual negotiations over the course of the past two years, Unipetrol, a.s. and Deza, a.s. signed on 31 October 2007 an agreement on the out-of-court settlement of the above mentioned disputes. Under this settlement agreement, Deza, a.s. has undertaken to withdraw its above mentioned legal actions filed against Unipetrol, a.s. and not seek payment of any contractual penalties and/or damages by Unipetrol, a.s. At the same time, Unipetrol, a.s. has agreed to sell to Deza, a. s. its shares in Agrobohemie a.s. and Synthesia, a.s., respectively, for the purchase price the amount of which will be determined on the basis of a valuation issued by a reputable expert agreed by both Unipetrol, a.s. and Deza, a.s.

Over a long-time period, Unipetrol has had none or very limited information about business and economic situation of both companies. Further, Unipetrol has not had any information on the plans of future business development of both companies and influence on the management of both companies.

Both Agrobohemie a.s. and Synthesia, a.s. do not constitute, from the perspective of the strategy of Unipetrol Group companies, its core business. As at the date of preparation of there financial statements Unipetrol a.s. has not received any dividends from Agrobohemie a.s. and Synthesia, a.s.

The above described circumstances may have significant negative impact on the value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. Regarding negotiations with Deza a.s Unipetrol a.s has received from few independent experts valuations of shares in Agrobohemie a.s and Synthesia a.s. Despite the fact that those valuations are based on incomplete and limited information regarding Agrobohemie a.s., Synthesia a.s and its subsidiaries, Management Board of Unipetrol a.s. has used those valuations to calculate impairment allowance in respect of the value of shares in Agrobohemie a.s and Synthesia a.s. As at 31 December 2007 the total impairment value calculated by Management Board of Unipetrol a.s. amounted to PLN 333,084 thousand (translated from CZK using the exchange rate applicable for 31 December 2007).

The transfer transaction of 50% of AGROBOHEMIE a.s. shares and 38.79% shares of Synthesia a.s. was concluded on 18 January 2008. The total price for AGROBOHEMIE a.s. shares amounted to CZK 503,000,000, shares of Synthesia a s. amounted to CZK 680,000,000.

As a result of the conclusion of the shares transfer transaction of AGROBOHEMIE a.s. and Synthesia a.s. from Unipetrol a.s. to Deza a.s. both sides reached an agreement. All provisions of the agreement concluded between Unipetrol a.s. and Deza a.s. were fulfilled, i.e. risk of Unipetrol a.s. connected with the payment of contractual penalty and potential legal faults on the sales transaction of AGROBOHEMIE a.s. and Synthesia a.s. was eliminated. On 22 January 2008 Deza s.a. withdrawn two legal motions from the Court in Prague. Currently Unipetrol a.s. awaits for the Court decision relating to the extinction of both Deza a.s. actions.

As at 31 December 2007 financial assets of Agrobohemie a.s. and Synthesia a.s. were presented as assets held for sale in the amount of PLN 159,469 thousand, translated from CZK using the exchange rate applicable for 31 December 2007.

j) Exclusion of ORLEN Transport Kraków Sp. z o.o. from consolidation

Due to fact that ORLEN Transport Kraków Sp z o.o. declared insolvency, the Group lost control over it and discontinued its consolidation (detailed information in note VII 2). As liabilities of ORLEN Transport Kraków exceeded value of its assets both in unconsolidated financial statement of PKN ORLEN and consolidated financial statement of the PKN ORLEN Capital Group, the value of ORLEN Transport Kraków amounted to nil. In the consolidated income statement revenues and costs of ORLEN Transport Kraków for 9 months were recognized.

(all amounts in PLN thousand)

Condensed financial information of ORLEN Transport Kraków with total value of assets and liabilities as at 30 September 2007 and 31 December 2006 and financial revenues and costs for period of 9-month period ended 30 September 2007 and 30 September 2006 are mentioned below:

	30 September 2007	31 December 2006
	(unaudited)	
Current assets	5 324	5 670
Non-current assets	20 826	24 713
Short-term liabilities	25 770	18 431
Long-term liabilities	8 351	12 076

	9 months ended 30 September 2007	9 months ended 30 September 2006
	(unaudited)	(unaudited)
Revenues from sale of finished goods	24 639	20 997
Financial expenses	(3 294)	(1 028)
(Loss) before tax	(7 617)	(46)
Income tax expense	(231)	(186)
Net (loss)	(7 848)	(232)

As at the date of the preparation of the financial statement the final list of liabilities of ORLEN Transport Kraków Sp. z o.o. was not approved by the District Court.

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 OCTOBER 2007 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Acquisition of shares in UAB Mazeikiu Nafta Health Care Centre by Mazeikiu Nafta

PKN ORLEN S.A. informed in its regulatory announcement no. 60/2007 that on 23 October 2007, an indirect subsidiary of PKN ORLEN S.A. - UAB Mazeikiu Nafta Health Care Centre ("MN Health Centre"), a private limited liability company seated in Juodeikiai, LT-89467 Mazeikiai district, Republic of Lithuania, was registered in the Lithuanian Court Register.

PKN ORLEN S.A. subsidiary, AB Mazeikiu Nafta ("Mazeikiu Nafta") has acquired 10,000 shares with a nominal value of LTL 1 each (i.e. approximately PLN 1.06 based on the average LTL/PLN exchange rate as at 23 October 2007, as stated by the National Bank of Poland) in MN Health Centre (" Acquired Shares"). The Acquired Shares represent 100% of the share capital of MN Health Centre and grant Mazeikiu Nafta 100% of the voting rights at the General Shareholders' Meeting of MN Health Centre.

As at 23 October 2007 the book value of the Acquired Shares in the Mazeikiu Nafta books amounts to LTL 10 thousand (i.e. PLN 10,591 based on the average LTL/PLN exchange rate as at 23 October 2007, as stated by the National Bank of Poland).

The Acquired Shares have been paid for by Mazeikiu Nafta in the form of the cash contribution amounting to LTL 10,000 (i.e. PLN 10,591 based on the average LTL/PLN exchange rate as at 23 October 2007, as stated by the National Bank of Poland). Mazeikiu Nafta's investment in the MN Health Care Centre is of a long-term nature.

The principal activity of MN Health Centre involves rendering health care services towards public health care system and individual clients. The scope of the activities of MN Health Centre includes also training services and performing analysis of working conditions for Mazeikiu Nafta customers.

2. Bankruptcy declaration regarding ORLEN Transport Kraków Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 61/2007 that on 29 October 2007 the District Court for Kraków – Śródmieście in Kraków, VIII Economic Department for Bankruptcy, issued a bankruptcy declaration regarding ORLEN Transport Krakow Sp. z o.o. ("ORLEN Transport Krakow", "Company"), which includes liquidation

(all amounts in PLN thousand)

of the assets of the Company. The decision of the court has not become valid. Due date for submitting complaints is 7 days after the delivery of the bankruptcy declaration.

The court has assigned Ms. Elżbieta Brzozowska as a Judge-Commissioner (a judge in the District Court for Kraków–Śródmieście) and Ms. Maria Thetschel – Zgud as a Bankruptcy Trustee.

The court has decided that the legal prerequisite, mentioned in the article 11 point 2 of the Bankruptcy and Repair Law dated 28 February 2003 (Journal of Laws No 60, item 535), when a Company's liabilities exceed the value of its assets, has appeared.

The share capital of ORLEN Transport Kraków amounts to PLN 12,465 thousand and is divided into 124,650 equal and indivisible shares with a nominal value of PLN 100 each. PKN ORLEN S.A. owns 98% of the share capital of ORLEN Transport Kraków.

See also: Regulatory announcement no. 50/2007 dated 7 August 2007.

3. Share purchase agreement for the sale of shares in AGROBOHEMIE a.s. and Synthesia a.s. signed between Unipetrol, a.s. and Deza a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 62/2007 that on 31 October 2007 Unipetrol, a.s., seated in Prague, Czech Republic ("Unipetrol"), as the seller, and Deza, a.s., seated in Valašské Meziříčí, Czech Republic ("Deza"), as the purchaser, signed the Share Purchase Agreement concerning the sale of shares in Agrobohemie a.s., seated in Prague, Czech Republic ("Agrobohemie") and the Share Purchase Agreement concerning the sale of shares in Synthesia, a.s. (with original business name ALIACHEM a.s.), seated in Pardubice, Czech Republic ("Synthesia").

On the base of the two above mentioned agreements Unipetrol will sell to Deza:

- 46,950 ordinary shares of Agrobohemie, representing 50% of the share capital of Agrobohemie and 50% voting rights at the General Shareholders' Meeting of Agrobohemie ("Agrobohemie shares"). The nominal value per one Agrobohemie share amounts to CZK 10,800 (i.e. approximately PLN 1.45 thousand, based on average CZK/PLN exchange rates as at 31 October 2007, as stated by the National Bank of Poland).

- 26,447,571 ordinary bearer shares of Synthesia, representing 38.79% of the share capital of Synthesia and 38.79% voting rights at the General Shareholders' Meeting of Synthesia ("Synthesia shares"). The nominal value per one Synthesia share amounts to CZK 40 (i.e. approximately PLN 5, based on average CZK/PLN exchange rates as at 31 October 2007, as stated by the National Bank of Poland).

Concurrently with the signing of the Share Purchase Agreement on 31 October 2007, Unipetrol and Deza, following negotiations, signed the Settlement Agreement concerning their disputes. As a result of the Settlement Agreement, Unipetrol will not be obliged to pay to Deza any compensations or contractual penalties which were claimed by Deza from Unipetrol and Deza will withdraw from all its legal actions against Unipetrol (for detailed information please refer to note VII 3 i).

PKN ORLEN S.A. informed in its regulatory announcement no. 4/2008 that on 18 January 2008 a transfer of 47,000 shares of Agrobohemie a.s., seated in Prague, Czech Republic ("Agrobohemie") as well as 26,447,571 shares with nominal value of CZK 40 each and 1,529,591 shares with nominal value of CZK 400 each of Synthesia, a.s., seated in Pardubice, Czech Republic ("Synthesia") was made from the PKN ORLEN S.A. subsidiary, Unipetrol, a.s. seated in Prague, Czech Republic ("Unipetrol") to Deza, a.s., seated in Valašské Meziříčí, Czech Republic ("Deza").

The transfer of shares was made pursuant to the two agreements signed on 31 October 2007 between Unipetrol, as the seller, and Deza, as the buyer: the Share Purchase Agreement concerning the sale of shares in Agrobohemie and the Share Purchase Agreement concerning the sale of shares in Synthesia.

Total purchase price for the Agrobohemie shares amounted to CZK 503,000 thousand (i.e. approximately PLN 69,565 thousand based on average CZK/PLN exchange rates as at 18 January 2008, as stated by the National Bank of Poland). Total purchase price for the Synthesia shares amounted to CZK 680,000 thousand (i.e. approximately PLN 94,044 thousand based on average CZK/PLN exchange rates as at 18 January 2008, as stated by the National Bank of Poland).

See also: Regulatory announcement no. 62/2007 dated 31 October 2007.

(all amounts in PLN thousand)

4. PKN ORLEN Group strategy for the years 2007-2012

PKN ORLEN S.A. informed in its regulatory announcement no. 64/2007 that on 16 November 2007 the Supervisory Board of PKN ORLEN S.A. approved the document "PKN ORLEN Group's strategy for the years 2007-2012" ("Strategy").

The Strategy assumes the update of the current approach towards the process of value creation within the PKN ORLEN Group by focusing on the following two areas:
- organic growth, i.e. improvement in efficiency, optimization, and investments in the core businesses;
- inorganic growth, based on the selective realization of the available options for external expansion.

The main assumptions of the new strategy are as follows:

Firstly, a focus on the organic growth – on the efficiency and release of the controlled potential, especially through:

- synergy maximization due to effective realization of the Partnership Program in Unipetrol and the Value Creation Program in Mazeikiu Nafta,
- an increase in crude oil processing capacity in order to fulfill the growing demand in the region (reaching an effective processing capacity for the whole PKN ORLEN Group at the level of 33 million tonnes per year by 2012),
- an increase in wholesale market share (reaching 65% of the market share in Poland and 75% of the market share in the Baltic states by 2012),
- implementation of the strategy of two brands and a significant improvement in retail sales efficiency (reaching more than 30% of the market share in Poland and at least 20% of the market share in the Czech Republic and the Baltic states by 2012),
- asset optimization through the further disposal of non-core business companies (especially Polkomtel).

Secondly, potential realization of inorganic growth options. Priority is given to the following projects: expansion into the new markets (among others Ukraine and the Baltic states), consolidation of the domestic refining sector, the launch of research and upstream activities, optimization of crude oil trading, the strengthening of wholesale deliveries of refined products by sea and the monitoring of potential targets for acquisition.

The strategy assumes achieving the following financial targets for the PKN ORLEN Group in 2012[1]:
- EBITDA based on LIFO[2]: PLN 11 billion
- ROACE[3]: 14%
- Capital expenditure[4]: PLN 3.5 billion annual average; PLN 21.3 billion in total
- Gearing[5]: 30 – 40%.

The EBITDA target for 2012 assumes an increase of 132% as compared to its level in 2006. The breakdown of the 2012 EBITDA by PKN ORLEN Group operating segments is as follows:
- Refining: PLN 6.1 billion (increase by 2012 of PLN 3.8 billion as compared to 2006)
- Retail: PLN 1.4 billion (increase by 2012 of PLN 0.6 billion as compared to 2006)
- Petrochemical: PLN 2.5 billion (increase by 2012 of PLN 0.9 billion as compared to 2006)
- Chemical: PLN 0.6 billion (increase by 2012 of PLN 0.1 billion as compared to 2006)
- Other: PLN 0.4 billion (increase by 2012 of PLN 0.9 billion as compared to 2006)

The breakdown of the capital expenditure target for the PKN ORLEN Group for the years 2007-2012 by PKN ORLEN Group operating segments is as follows:
- Refining: PLN 8.4 billion
- Retail: PLN 3.2 billion
- Petrochemical: PLN 5.8 billion
- Chemical: PLN 1.7 billion
- Other: PLN 2.2 billion.

[1] Targets are presented based on the following assumptions for macroeconomic conditions in 2012: PKN ORLEN model refining margin: USD 4.2/bbl, Brent crude oil price: USD 50/bbl, PKN ORLEN model petrochemical margin: USD 468/tonne, Brent/Ural differential: USD 3.0/bbl, PLN/EUR exchange rate: 3.67, PLN/USD exchange rate: 2.84.

PKN ORLEN model refining margin = revenues from sales of finished goods (88% Products = 22% Gasoline + 11% Naphtha + 38% Diesel oil + 3% LHO + 4% JET + 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); product prices base on quotations.

PKN ORLEN model petrochemical margin = revenues from sales of finished goods (100% Products = 50% Ethane, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); product prices base on quotations.

(all amounts in PLN thousand)

[2] EBITDA = profit from operations before tax and financial costs increased by amortization and depreciation; it refers to the PKN ORLEN Group, LIFO valuation of inventories; variable macroeconomic conditions.

[3] ROACE = profit from operations after tax / average capital employed (equity + net debt)

[4] Cumulative value in the years 2007 - 2012 for the whole PKN ORLEN Group

[5] Financial leverage = net debt / equity

See also: Regulatory announcement no. 35/2007 dated 12 June 2007.

5. Resignation of Mr. Jerzy Woźnicki from the position of Member of the PKN ORLEN Supervisory Board

PKN ORLEN S.A. informed in its regulatory announcement no. 65/2007 that on 27 November 2007 it was informed that Mr. Jerzy Woźnicki submitted his resignation from his position as a Member of the Supervisory Board, effective from 30 November 2007. Mr. Jerzy Woznicki indicated that the reason for his resignation is an overload of duties.

Mr. Jerzy Woznicki was appointed as an Independent Member of the PKN ORLEN S.A. Supervisory Board on 31 May 2007. He held the positions of Vice-Chairman of the PKN ORLEN S.A. Supervisory Board, Chairman of the Supervisory Board Corporate Governance Committee and Member of the Supervisory Board Audit Committee.

See also: Regulatory announcement no. 31/2007 dated 31 May 2007.

6. Disposal of shares in Raf-Remat Sp. z o.o. by Rafineria Nafty Jedlicze S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 66/2007 that on 12 December 2007 Rafineria Nafty Jedlicze, a joint stock company seated in Jedlicze ("Rafineria Jedlicze"), as the seller, and PETRO-MECHANIKA, a limited liability company seated in Płock ("PETRO-MECHANIKA"), as the purchaser, signed an agreement regarding the sale of 6,879 shares ("Disposed Shares") in Raf-Remat, a limited liability company ("Raf-Remat"). The Disposed Shares in Raf-Remat were transferred to PETRO-MECHANIKA on the date of signing the agreement.

The Disposed Shares represent 96% of the share capital of Raf-Remat and 96% of the voting rights at the General Shareholders' Meeting of Raf-Remat. As a result of the disposal, Rafineria Jedlicze will have no shares in the share capital of Raf-Remat.

7. Agreement for sale of fuels signed between PKN ORLEN and ANWIM S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 67/2007 that on 20 December 2007 PKN ORLEN S.A. signed a one-year agreement with ANWIM S.A., with the total estimated net value amounting to PLN 984,220 thousand (gross value: PLN 1,200,748.4 thousand).

According to the agreement mentioned above PKN ORLEN S.A. will sell to ANWIM S.A. gasoline and diesel oil in the period from 1 January 2008 to 31 December 2008.

Moreover, on 28 December 2006, PKN ORLEN S.A. concluded with ANWIM Sp. z o.o. (present name is ANWIM S.A.) an agreement for the sale of gasoline and diesel oil in the year 2007 with the total net value amounting to PLN 769,488.77 thousand (gross value: PLN 938,776.3 thousand).

The total estimated net value of all of the agreements concluded by PKN ORLEN S.A. and ANWIM S.A. within the last twelve months amounts to PLN 1,753,708.77 thousand (gross value: PLN 2,139,524.7 thousand).

8. Contract of donation regarding shares in Wisła Płock S.A. signed between PKN ORLEN and Płock District *

PKN ORLEN S.A. informed in its regulatory announcement no. 70/2007 that on 20 December 2007 PKN ORLEN S.A., as Donor, and Plock District, as Donee, signed a contract of donation regarding shares in Wisła Płock, a joint stock company, seated in Płock ("Wisła Płock S.A.") and a contract of donation regarding the Kazimierz Gorski Stadium ("Contracts").

The Donor gave to Płock District 10 thousand ordinary, registered shares in Wisła Płock S.A. with a nominal value of each share amounting to PLN 100 ("Given Shares") and the total nominal value amounting to PLN 1,000 thousand. The Given Shares represent 100% of the share capital of Wisła Płock S.A. and 100% of the voting rights at the General Shareholders' Meeting of Wisła Płock S.A. The Given Shares in Wisła Płock S.A. were transferred to Płock District on the date of signing the Contract.

* These financial statements include costs of PLN 4,374 thousand connected with above mentioned donation agreements. Costs related mainly to the taxation of donation agreement. Impairment allowance for tangible assets subject to the donation agreement was created in 2003.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

9. Agreement for sale of fuels signed between PKN ORLEN and Shell Polska

PKN ORLEN S.A. informed in its regulatory announcement no. 71/2007 that on 21 December 2007 it signed a one-year agreement with Shell Polska Sp. z o.o. ("Shell Polska"). According to the agreement PKN ORLEN S.A. will sell gasoline and diesel oil to Shell Polska in the period from 1 January 2008 to 31 December 2008. The total estimated net value of the agreement amounts to approximately PLN 4,116,780 thousand.

10. Agreements for sale of fuels signed between PKN ORLEN and BP Polska

PKN ORLEN S.A. informed in its regulatory announcement no. 72/2007 that on 21 December 2007 it signed two one-year agreements with BP Polska Sp. z o.o. ("BP Polska"). According to the agreements PKN ORLEN S.A. will sell to BP Polska gasoline and diesel oil in the period from 1 January 2008 to 31 December 2008. The estimated net value of the first agreement amounts to PLN 4,014,690 thousand and the estimated net value of the second agreement amounts to PLN 600,200 thousand. The total estimated net value of the agreements amounts to approximately PLN 4,614,890 thousand.

11. Credit agreement signed between PKN ORLEN and the European Investment Bank

PKN ORLEN S.A. informed in its regulatory announcement no. 73/2007 that on 21 December 2007, it signed a credit agreement ("Agreement") with the European Investment Bank ("EIB", "Bank") in the amount of EUR 300 million (i.e. approximately PLN 1,085 million, based on EUR/PLN average exchange rate as at 21 December 2007, as stated by the National Bank of Poland).

The subject of the Agreement is a twelve-year credit in the amount of EUR 300 million (i.e. approximately PLN 1,085 million, based on EUR/PLN average exchange rate as at 21 December 2007, as stated by the National Bank of Poland). The aim of signing the Agreement by PKN ORLEN S.A. is to assure the financial resources for the financing of part of the construction costs of the paraxylene and terephthalic acid installations.

Moreover, on 25 June 2007 PKN ORLEN S.A. signed with the EIB a credit agreement in the amount of EUR 210 million (i.e. PLN 760 million, based on EUR/PLN average exchange rate as at 21 December 2007, as stated by the National Bank of Poland) on the financing of investments connected with the development of the petrol stations network and environment protection.

On 21 December 2007 the total value of agreements signed between PKN ORLEN S.A. and the EIB amounts to EUR 510 million (i.e. PLN 1,845 million, based on EUR/PLN average exchange rate as at 21 December 2007, as stated by the National Bank of Poland).

12. Agreements for purchase and sale of fuels signed between PKN ORLEN and J&S Energy S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 74/2007 that on 27 December 2007 it signed three one-year agreements with J&S Energy S.A. ("J&S Energy"). The total estimated net value of all the above-mentioned agreements amounts to PLN 1,570,297.72 thousand (gross value: PLN 1,915,763.22 thousand).

According to the first agreement PKN ORLEN S.A. will sell to J&S Energy gasoline and diesel oil in the period from 1 January 2008 to 31 December 2008. The estimated net value of the first agreement amounts to PLN 896,793 thousand (gross value: PLN 1,094,087.46 thousand).
The subject of the second and the third agreements is a purchase by PKN ORLEN S.A. from J&S Energy of gasoline and diesel oil in the period from 1 January 2008 to 31 December 2008. The estimated net value of the second and the third agreements amounts respectively to PLN 150,468.22 thousand (gross value: PLN 183,571.23 thousand) and PLN 523,036.5 thousand (gross value: PLN 638,104.53 thousand).

Moreover, within the last twelve months PKN ORLEN S.A. has concluded with J&S Energy S.A. agreements for the sale and purchase of gasoline and diesel oil with a total net value amounting to PLN 72,981.64 thousand (gross value: PLN 89,037.6 thousand).

The total estimated net value of all of the agreements concluded by PKN ORLEN S.A. and J&S Energy S.A. within the last twelve months amounts to PLN 1,643,279.36 thousand (gross value: PLN 2,004,800.82 thousand).

13. Agreement for sale of fuels signed between PKN ORLEN and ORLEN PetroCentrum

PKN ORLEN S.A. informed in its regulatory announcement no. 75/2007 that on 27 December 2007 it signed a one-year agreement with ORLEN PetroCentrum Sp. z o.o. ("ORLEN PetroCentrum"). According to the agreement PKN ORLEN S.A. will sell to ORLEN PetroCentrum gasoline and diesel oil in the period from 1 January 2008 to 31 December 2008.

The total estimated net value of the agreement amounts to PLN 4,614,892 thousand.

(all amounts in PLN thousand)

14. Agreement between ORLEN PetroCentrum and ORLEN PetroTank

PKN ORLEN S.A. informed in its regulatory announcement no. 76/2007 that on 31 December 2007 a PKN ORLEN S.A. subsidiary - ORLEN PetroCentrum Sp. z o.o. ("ORLEN PetroCentrum") signed an agreement with ORLEN PetroTank Sp. z o.o. ("ORLEN PetroTank"). According to the agreement ORLEN PetroCentrum will sell to ORLEN PetroTank gasoline and diesel oil in the period from 1 January 2008 to 31 December 2008. The estimated net value of the agreement signed by ORLEN PetroCentrum on 31 December 2007 amounts to PLN 1,317 million (gross value: PLN 1,607 million).

Moreover, within the last twelve months ORLEN PetroCentrum has concluded with ORLEN PetroTank an annex to the agreement regarding the sale of fuels, with an estimated net value amounting to PLN 694 million, which was described in regulatory announcement no 93/2006 dated 30 December 2006. The estimated net value of the additional fuel sales (above the value mentioned in regulatory announcement no 93/2006 dated 30 December 2006) amounts to PLN 324 million (gross value: PLN 395 million).

The total estimated value of all of the agreements concluded by ORLEN PetroCentrum with ORLEN PetroTank within the last twelve months amounts to PLN 1,641 million (gross value: PLN 2,002 million).

15. Acquisition of shares in ORLEN Transport S.A. by PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 1/2008 that on 2 January 2008 the District Court in Warsaw, XIV Commercial Department of Commercial Register, registered a company, ORLEN Transport, a joint stock company seated in Płock ("ORLEN Transport S.A."). PKN ORLEN S.A. has acquired 65,460,141 shares in ORLEN Transport S.A., with a nominal value of PLN 1 per each share, representing approximately 97.61% of the share capital of ORLEN Transport S.A. and 97.61% of the voting rights at the General Shareholders' Meeting of ORLEN Transport S.A.

ORLEN Transport S.A. was established as a result of a merger of the following six subsidiaries of PKN ORLEN S.A.: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.

16. Disposal of shares in Przedsiębiorstwo Rolne AGRO - AZOTY II WŁOCŁAWEK Sp. z o.o. by ANWIL S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 2/2008 that on 8 January 2008 its subsidiary, Zakłady Azotowe Anwil, a joint stock company ("ANWIL S.A.") as seller, and two individuals: Mr. Slawomir Stronikowski and Mr. Arkadiusz Talarek, as purchasers ("Purchasers"), signed an agreement ("Agreement") regarding the sale of shares in Przedsiebiorstwo Rolne AGRO - AZOTY II WŁOCŁAWEK, a limited liability company, seated in Łąka ("AGRO - AZOTY II WŁOCŁAWEK").

As a result of signing the Agreement ANWIL S.A. has sold to the Purchasers 8,830 shares in AGRO - AZOTY II WŁOCŁAWEK ("Disposed Shares") with a nominal value of PLN 100 per each share and a total nominal value of PLN 883 thousand. The Disposed Shares represent 100% of the share capital of AGRO - AZOTY II WŁOCŁAWEK, and 100% of the voting rights at the General Shareholders' Meeting of AGRO - AZOTY II WŁOCŁAWEK. The purchase price for the Disposed Shares amounts to PLN 649.89 thousand. Book value of the Disposed Shares as at the date of the Agreement amounted to PLN 507.44 thousand. As a result of the disposal, ANWIL S.A. no longer owns shares in AGRO - AZOTY II WŁOCŁAWEK.

The payment for the Shares was made on the day of signing the Agreement. The Disposed Shares were transferred to the Purchasers at the moment of payment and on the date of signing the agreement.

Simultaneously with the sale of Shares, ANWIL S.A. sold to the Purchasers land, buildings and property, plant and equipment, which were leased by AGRO - AZOTY II WŁOCŁAWEK, for a total price of PLN 4 840.75 thousand.

17. Agreement for sale of fuels signed between PKN ORLEN and Lukoil Warsaw Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 3/2008 that on 16 January 2008 it signed a one-year agreement with Lukoil Warsaw Sp. z o.o. ("Lukoil Warsaw"). According to the agreement PKN ORLEN S.A. will sell gasoline and diesel oil to Lukoil Warsaw in the period from 16 January 2008 to 31 December 2008. The estimated net value of the agreement amounts to approximately PLN 1,054,718 thousand (gross value: PLN 1,286,756 thousand).

Moreover, within the last 12 months, PKN ORLEN S.A. has signed with Lukoil Warsaw three additional agreements for the sale of gasoline and diesel oil to Lukoil Warsaw.

(all amounts in PLN thousand)

The total estimated net value of all the agreements concluded by PKN ORLEN S.A. with Lukoil Warsaw within the last twelve months amounts to PLN 1,660,091.5 thousand (estimated gross value: PLN 2,025,312.3 thousand).

18. Wholesale contract signed between ORLEN Deutschland and Deutsche BP

PKN ORLEN S.A. informed in its regulatory announcement no. 5/2008 that on 29 January 2008 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period 1 January 2008 till 31 December 2008. The estimated value of the transaction amounts to approximately EUR 1,200 million (i.e. PLN 4,342 million based on National Bank of Poland average EUR/PLN exchange rate as at 29 January 2008).

19. Mazeikiu signs contract with GT Trading OY

PKN ORLEN S.A. informed in its regulatory announcement no. 6/2008 that on 31 January 2008 AB Mazeikiu Nafta finished the negotiations process and signed annual agreements for sales of gasoline, diesel and heating oil by sea. As part of this process two agreements have been signed with GT Trading OY, seated in Espoo, Finland.

According to the first agreement AB Mazeikiu Nafta will sell gasoline to GT Trading OY in 2008 ("Agreement on the sale of gasoline").

According to the second agreement AB Mazeikiu Nafta will sell diesel to GT Trading OY in 2008 ("Agreement on the sale of diesel").

The estimated net value of the agreement for the sale of gasoline amounts to approximately USD 350 million (i.e. PLN 855 million based on the National Bank of Poland average USD/PLN exchange rate as at 31 January 2008). The estimated value of the agreement for the sale of diesel amounts to approximately USD 600 million (i.e. PLN 1,466 million based on the National Bank of Poland average USD/PLN exchange rate as of 31 January 2008).

The total estimated net value of the above mentioned agreements amounts to approximately USD 950 million (i.e. PLN 2,322 million based on the National Bank of Poland average USD/PLN exchange rate as of 31 January 2008).

The above mentioned agreements stabilize the sale of fuels to AB Mazeikiu Nafta by sea.

20. Estimation of selected operating data of the PKN ORLEN Capital Group for the fourth quarter 2007

PKN ORLEN S.A. informed in its regulatory announcement no.10/2008 dated 7 February 2008 about estimates of the financial and operating data of the PKN ORLEN S.A. Group for the fourth quarter 2007.

21. Changes to the PKN ORLEN Supervisory Board

PKN ORLEN S.A. informed in its regulatory announcement no.12/2008, that on 7 February 2008 PKN ORLEN's Extraordinary Shareholders' Meeting dismissed Ms. Małgorzata Izabela Ślepowrońska from the position of Chairman and Member of the Supervisory Board of PKN ORLEN S.A.

Additionally PKN ORLEN S.A. Extraordinary Shareholders' Meeting dismissed from the Company's Supervisory Board the following members: Mr. Robert Czapla, Mr. Marek Drac–Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Ms. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

The Extraordinary Shareholders' Meeting of PKN ORLEN S.A. appointed to the Supervisory Board of PKN ORLEN S.A.:

- Mr. Maciej Mataczyński as a Chairman of the PKN ORLEN S.A. Supervisory Board and independent Member of the Supervisory Board.
- Mr. Grzegorz Borowiec as a Member of the Supervisory Board of PKN ORLEN S.A.
- Mr. Raimondo Eggink as an independent Member of the Supervisory Board of PKN ORLEN S.A.
- Mr. Marek Karabuła as a Member of the Supervisory Board of PKN ORLEN S.A.
- Mr. Krzysztof Kołach as an independent Member of the Supervisory Board of PKN ORLEN S.A.
- Mr. Ryszard Stefański as an independent Member of the Supervisory Board of PKN ORLEN S.A.
- Mr. Piotr Jan Wielowieyski as an independent Member of the Supervisory Board of PKN ORLEN S.A.

(all amounts in PLN thousand)

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report*	Change of % in the period 26.10.2007-11.02.2008.	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 26 October 2007
** Data as at 11 February 2008

Percentage share in share capital of the Company is compatible with percentage share in total votes at the General Shareholders Meeting as at date of filing the report.

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS.

The number of shares held by the Management Bard and Supervisory Board in the IVth quarter 2007

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Increase due to changes in composition	Number of shares, options as at the date of the report filing**
Management Board	-	-	-	-	-
Supervisory Board	**3 357**	-	-	**100**	**3 457**
Raimondo Eggink	2 950	-	-	-	2 950
Janusz Zieliński	407	-	-	-	407
Grzegorz Borowiec	-	-	-	100	100

* Data as at 26 October 2007
** Data as at 11 February 2008

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY.

As at 31 December 2007, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

XII. RELATED PARTIES

1. Information about significant unusual related party transactions

During the period from 1 January to 31 December 2007, there were no unusual related party transactions concluded between related parties within the Group where the transaction value would exceed EUR 500 thousand.

Transactions concluded within the Group related to deliveries and supplies connected with the normal activity of the Group companies.

(all amounts in PLN thousand)

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 12-month period ended 31 December 2007 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render to the Company and related parties.

As at 31 December 2007 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 12-month period ended 31 December 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and supervising persons of the Group companies

During the 12-month period ended 31 December 2007 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures" from Company's supervising persons and supervising persons of Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons *	565 230	668 985	153 317	58 710
Natural persons	-	-	-	-

*Transactions for the period of performing function in the supervising bodies.

c) Transactions with related parties concluded through the managing persons of the Company and other Group companies

During the 12-month period ended 31 December 2007 the Company obtained statements on transactions with related parties in regard of the IAS 24 "Related Party Disclosures" from the Parent Company's Management Board Members and Management Board Members of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	-	113	-	-

d) Transactions with related parties concluded through the key executive personnel of the Company and other Group companies

During the 12-month period ended 31 December 2007 the Company obtained statements on transactions with related parties in regard of the IAS 24 "Related Party Disclosures" from the Parent Company's key executive personnel and key executive personnel of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	13	14	-	-

(all amounts in PLN thousand)

e) Parent Company's transactions with related parties in the period from 1 January to 31 December 2007 and the settlement balances as at 31 December 2007

PKN ORLEN Capital Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Consolidated jointly controlled entities [3]	Non-consolidated subsidiaries [1]	Non- consolidated associates [2]	Total related parties
Sales	17 454 670	22 353	2 413 304	4 467	8	19 894 802
Purchase	2 060 855	100 367	21 759	94 189	8	2 277 178
Interest income	3 206	31	3	3	2	3 245
Financial expenses	2 144	8	-	10	1	2 163
Gross current receivables	1 841 922	1 650	480 761	719	2	2 325 054
Short-term liabilities	301 564	11 631	2 034	23 066	-	338 295
Gross non-current receivables	15 858	-	-	-	-	15 858
Long-term liabilities	24 576	-	-	-	-	24 576

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
[2] Parent Company exercises significant influence via its representatives in supervisory bodies
[3] Parent Company exercises a joint control under the articles of association

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	for 12 months ended 31 December 2007 (unaudited)	for 12 months ended 31 December 2006 (unaudited)
The Management Board of the Parent Company *	27 848	19 437
Supervisory Board of the Parent Company	1 017	739
Key Executive Personnel of the Parent Company**	41 136	28 992
Key Executive Personnel of subsidiaries	116 087	99 792
Total	**186 088**	**148 960**

* including compensation and payments of former Board Members during the 12 months period ended 31 December 2007 of PLN 12,681 thousand. Prospective maximum value of remuneration for Board Members relating to MBO (Management by Objectives) bonus was recognized in the amount of PLN 5,592 thousand.
** including compensation of former Key Management Personnel of the Parent of PLN 4,464 thousand in the period of 12 months ended 31 December 2007. During the 12 months period ended 31 December 2007 42 persons performed duties as Key Executive Personnel and 29 persons performed duties as Key Executive Personnel during the 12 months period ended 31 December 2006.

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period form 1 January to 31 December 2007 PKN ORLEN and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of security of guarantee constituted at least 10% of the Company's equity.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character or its operations.

XV. SUPPLEMENTARY INFORMATION

1. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

(all amounts in PLN thousand)

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides represented their standings in this case. This resulted for example in modification of claim from Vodafone America Inc. The proceedings is finished. Parties are waiting for a court ruling.

General Shareholders' Meeting of Polkomtel S.A. was held on 29 March 2007. Shareholders decided to pay dividend from net profit realized in 2006. Total dividend amounted PLN 1,031,765 thousand (equalling PLN 50.33 per share) and was paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 202,315 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 5 March 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 49,684 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend of PLN 152,631 thousand was received by PKN ORLEN on 8 June 2007.

Share of Polkomtel in the consolidated financial result of the Group amounted to PLN 266,076 thousand in the 12-month period ended 31 December 2007 and PLN 219,929 thousand in the 12-month period ended 31 December 2006.

2. Purchase of additional shares in Mazeikiu by PKN ORLEN

a) Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu by PKN ORLEN S.A. (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.

Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.

Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company holds 632,713,599 shares which is equal to 89.2628% stake in share capital of Mazeikiu.

b) Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN S.A. purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting a 89.5303% stake in share capital of Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital are quoted at the market.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

c) Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN S.A. commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out will be conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN S.A. and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007.

At the first phase of the process, which was effected until 21 May 2007, the shareholders of Mazeikiu were entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25. During the first phase 2,469,775 shares of Mazeikiu were purchased, constituting 0.35% stake in share capital. Minority shareholders, other than Government of the Republic of Lithuania, hold 991,796 shares subject to squeeze out procedure.

On 19 September Lithuanian Court in response to a motion raised on 23 May 2007 by PKN ORLEN S.A. issued a decision that all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. As 29 October the recall period passed and a decision became legally binding.

So as to enable efficient implementation of court's decision on 19 September Vilnius Stock Exchange suspended trading with shares of Mazeikiu.

On 12 November the second phase of squeeze out of shares held by minority shareholders (other than the Government of the Republic of Lithuania) finished. During this phase 991,796 shares of Mazeikiu were purchased.

As a result of squeeze out procedure in Mazeikiu's capital remained two shareholders: PKN ORLEN S.A with 90,019% in share capital and the Government of the Republic of Lithuania with 9,981% in share capital. On 22 November 2007 Vilnius Stock Exchange decided to withdraw Mazeikiu's shares from trading.

3. Restructuring process of IKS Solino S.A.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained in IKS structure only in the event of its economic profitability.

According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions.

PKN ORLEN emphasized that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A..

4. Goldenfrazil Limited versus members of the Supervisory Board of Unipetrol a.s.

On 26 February 2007, Goldenfrazil Limited, seated in Nicosia, Cyprus, submitted a request pursuant to Section 182(1)c of the Czech Commercial Code to the Supervisory Board of Unipetrol, asserting rights to damages in the amount of CZK 351,877,163 (EUR 12.8 million) which according to Goldenfrazil Limited alleges Unipetrol has against the members of Unipetrol's Management Board (the "Goldenfrazil Claim"). Goldenfrazil Limited claims that Unipetrol suffered damage as a result of the failure of the Unipetrol's Management Board to comply with their obligations to act with due managerial care, and their obligations to prevent damage in connection with the sale by Unipetrol a.s. to Anwil S.A. of shares in Spolana a.s. pursuant to the Share Purchase Agreement dated 27 October 2006 ("Spolana Share Purchase Agreement"). The Supervisory Board of Unipetrol has defended Goldenfrazil's claim on the basis it has no merit. Goldenfrazil Limited has nevertheless filed the suit as mentioned above. On 21 September 2007 legal representatives of Unipetrol a.s. Management Board submitted to the court a reply with chosen documentary evidence. Goldenfrazil withdrew all claims against Unipetrol a.s. Management Board. Court's final statement has not been delivered yet.

(all amounts in PLN thousand)

XVI. DIFFERENCES BETWEEN DATA DISCLOSED IN THE FINANCIAL STATEMENTS AND PREVIOUSLY PREPARED AND ISSUED FINANCIAL STATEMENTS

1. Presentation adjustment relating to excise duty without impact on previously disclosed results for 2006

	Sales of products and services	Excise tax and other charges	Revenues from sale of products and services, net
Data for 2006 disclosed in the consolidated financial statement for 2006	50 089 786	(12 405 621)	37 684 165
Adjustment of excise tax	148 892	(148 892)	-
Data for 2006 disclosed in the consolidated financial statement for 4 quarters 2007	50 238 678	(12 554 513)	37 684 165

	Sales of merchandise and raw materials	Excise tax and other charges	Revenues from sale of merchandise and raw materials, net
Data for 2006 disclosed in the consolidated financial statement for 2006	16 255 925	(1 072 901)	15 183 024
Adjustment of excise tax	428 755	(428 755)	-
Data for 2006 disclosed in the consolidated financial statement for 4 quarters 2007	16 684 680	(1 501 656)	15 183 024

XVII. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 27 February 2008.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....

Piotr Kownacki

President

....	....	....
Cezary Filipowicz	Wojciech Heydel	Waldemar Maj
Vice-President	Vice-President	Vice-President
....	....	....
Dariusz Formela	Krystian Pater	Krzysztof Szwedowski
Member of the Board	Member of the Board	Member of the Board

Płock, 27 February 2008

END

PKN ORLEN SA
SEC File
82-5036